Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated July 31, 2015
Relating to Preliminary Prospectus dated July 20, 2015
Registration No. 333-203934

TerraForm Global, Inc.

This free writing prospectus relates only to the securities of TerraForm Global, Inc. and should be read together with the preliminary prospectus dated July 20, 2015 for this offering (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-203934) relating to these securities. On July 31, 2015, we filed Amendment No.  6 to the Registration Statement, which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1620702/000119312515271889/d786133ds1a.htm

The information set forth in this free writing prospectus updates and supplements the information in the Preliminary Prospectus. All references to captions correspond to captions in the Preliminary Prospectus. References to “we,” us,” “our company,” “TerraForm Global,” “Global LLC,” “Global Operating LLC,” “Sponsor” and other terms in this free writing prospectus are used in the manner described in the Preliminary Prospectus.

The disclosure in the Preliminary Prospectus is being supplemented to reflect that:

•	the assumed initial public offering price per share will be $15.00;

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the number of shares of our Class A common stock offered will be 45,000,000 (subject to the underwriters’ option to purchase an additional 6,750,000 shares from us at the initial public offering price less the underwriting discounts and commissions for a period of 30 days after the date of the final prospectus);

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our Sponsor has indicated an interest in purchasing up to 2,000,000 of the 45,000,000 shares of our Class A common stock to be sold in the offering at the initial public offering price; however, because an indication of interest is not a binding agreement or commitment to purchase, our Sponsor may elect not to purchase any shares in this offering, and the underwriters may elect to sell more, less or no shares to them in this offering;

•	concurrently with the completion of this offering, Global Operating LLC will issue $810.0 million in aggregate principal amount of 9.75% Senior Notes due 2022;

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under the interest support agreement, our Sponsor will contribute to us the amount necessary to make all of the scheduled principal and interest payments due under our Orosi project’s syndicated credit facilities for the life of such indebtedness (unless earlier repaid by our Sponsor) in addition to the amounts of scheduled interest on the Senior Notes previously described in the Preliminary Prospectus;

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our Sponsor will forego any distributions on its Class B units through the end of 2016 (i.e., distributions declared on or prior to March 31, 2017), and thereafter will forego distributions as previously described in the Preliminary Prospectus;

•	with respect to the Renova Transaction, the consideration will consist of 21,418,467 shares of our Class A common stock and $92.1 million of cash; and

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our Sponsor will enter into a put/call arrangement with Renova, pursuant to which, beginning 180 days after the date of the final prospectus and continuing for ten calendar days thereafter, Renova will have the right to require our Sponsor to purchase, at Renova’s election, up to 7,000,000 shares of our Class A common stock, and our Sponsor will have the right to purchase from Renova, at our Sponsor’s election, up to 4,200,000 shares of our Class A common stock, in each case on one occasion, at a price of $15.00 per share; and

•	the fair market value debt assumption that we attributed to the Soutpan / Witkop acquisition has been updated.

The Preliminary Prospectus has been revised to reflect these updates. In particular:

•	The disclosure set forth in the Preliminary Prospectus under the caption “Summary—Organizational Transactions” has been updated in its entirety to read as set forth on Exhibit A.

•	The disclosure set forth in the Preliminary Prospectus under the caption “Use of proceeds” has been updated in its entirety to read as set forth on Exhibit B.

•	The disclosure set forth in the Preliminary Prospectus under the caption “Capitalization” has been updated in its entirety to read as set forth on Exhibit C.

•	The disclosure set forth in the Preliminary Prospectus under the caption “Dilution” has been updated in its entirety to read as set forth on Exhibit D.

•	The disclosure set forth in the Preliminary Prospectus under the caption “Cash dividend policy” has been updated in its entirety to read as set forth on Exhibit E.

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The disclosure set forth in the Preliminary Prospectus under the caption “Unaudited pro forma condensed consolidated financial statements” has been updated in its entirety to read as set forth on Exhibit F.

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The disclosure set forth in the Preliminary Prospectus under the caption “Security ownership of certain beneficial owners and management” has been updated in its entirety to read as set forth on Exhibit G.

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The disclosure set forth in the Preliminary Prospectus under the caption “Certain relationships and related party transactions—Participation in this offering” has been added to read as set forth in Exhibit H.

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The disclosure set forth in the Preliminary Prospectus under the caption “Certain relationships and related party transactions—Interest Payment Agreement” has been updated in its entirety to read as set forth on Exhibit I.

Changes have been made to the disclosure in other sections of the Preliminary Prospectus to conform to the revised disclosure set forth in the exhibits to this free writing prospectus, including the sections captioned “Summary—Agreements with our Sponsor—Interest Payment Agreement,” “Summary—The offering,” “Summary—Summary historical and pro forma financial data,” “Risk factors,” “Cautionary statement concerning forward-looking statements,” “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Sources of liquidity,” “Description of certain indebtedness,” “Description of capital stock” and “Shares eligible for future sale.”

In addition, the disclosure set forth in the Preliminary Prospectus:

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on the cover page of the Preliminary Prospectus and elsewhere in the Preliminary Prospectus has been revised to reflect that our Class A common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “GLBL”;

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under the captions “Summary—The offering—Conflicts of interest” and “Underwriting (conflicts of interest)” has been revised to reflect that Goldman, Sachs & Co. has agreed to act as the qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act;

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under the captions “Summary—Organizational Transactions—Formation Transactions—Units Private Placement,” “Certain relationships and related party transactions—Private Placements,” “SunEdison Emerging Markets Co. (Predecessor) Notes to combined financial statements (unaudited)—13. Subsequent events—Private Placements” and “SunEdison Emerging Markets Co. (Predecessor) Notes to combined financial statements—12. Subsequent events—Private Placements” has been revised to change the reference to Altai Capital Master Fund to Altai Capital Terrapin Blocker, LLC;

•	under the captions “SunEdison Emerging Markets Co. (Predecessor) Notes to combined financial statements (unaudited)—13. Subsequent events—Private Placements” and “SunEdison Emerging Markets Co.

(Predecessor) Notes to combined financial statements —12. Subsequent events—Private Placements” has been revised to change the reference to Blackstone Group to Blackstone Alternative Solutions L.L.C.;

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under the caption “Risk factors—Risks inherent in an investment in us—Provisions of our charter documents or Delaware law could delay or prevent an acquisition of us, even if the acquisition would be beneficial to holders of our Class A common stock, and could make it more difficult for you to change management” was corrected to conform to disclosure set forth elsewhere in the Preliminary Prospectus indicating that our Sponsor, as holder of the Class B common stock, has the right to appoint up to four additional directors to our board of directors;

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under the caption “Unaudited pro forma condensed consolidated financial statements—Note 2. Acquisitions—FERSA Transaction” has been revised to reflect that the FERSA Transaction is expected to close shortly after this offering;

•	under the captions “Business—Regulatory matters—Brazil” and “—Government incentives—Brazil” has been updated in its entirety to read as set forth on Exhibit J; and

•	under the caption “Executive officer compensation—Compensation of our directors” has been updated in its entirety to read as set forth on Exhibit K.

TerraForm Global has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement for more complete information about TerraForm Global and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus may be obtained from: J.P. Morgan, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, or by telephone at (866) 803-9204; from Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling (888) 603-5847 or by emailing barclaysprospectus@broadridge.com; from Citi, c/o Broadridge Financial Solutions, Inc., 1155 Long Island Avenue, Edgewood, NY 11717 or by calling (800) 831-9146; or from Morgan Stanley, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department.

Exhibit A

Organizational Transactions

Formation Transactions

Equity Grants. TerraForm Global, Inc. is a Delaware corporation formed on September 12, 2014 by SunEdison to serve as the issuer of the Class A common stock offered hereby. Shortly thereafter, we granted certain employees of SunEdison who will perform services for us equity incentive awards under the TerraForm Global, Inc. 2014 Long-Term Incentive Plan, or the “2014 Incentive Plan,” in the form of restricted shares of Global. See “Executive officer compensation—Equity incentive awards.”

Contributed and Acquired Projects. Global LLC was formed by SunEdison in connection with this offering as a Delaware limited liability company that owns and operates through its subsidiaries a portfolio of contracted clean power generation assets acquired and to be acquired from SunEdison and unaffiliated third parties. Prior to the completion of this offering: (i) SunEdison and its subsidiaries will contribute or commit to contribute to subsidiaries of Global LLC the clean technology energy projects developed, presently being constructed or acquired by SunEdison that are included in our initial portfolio, which we refer to collectively as the “Contributed Projects” and (ii) we have completed the following acquisitions:

•	Chint-NSM Transaction—the acquisition from an affiliate of Chint Solar (Zhejiang) Co., Ltd., of the remaining 51% interest in the 23.9 MW solar project NSM 24 located in India; and

•	Hercules Transaction—the acquisition of two wholly owned subsidiaries of Honiton, which includes the 148.5 MW wind project located in China.

We collectively refer to these acquisitions as the “Acquired Projects.” We paid an aggregate of $117.8 million in cash for the Acquired Projects.

Bridge Facility. On December 22, 2014, Global LLC entered into a new $150.0 million term loan bridge facility, or the “Bridge Facility,” to provide funding for any acquisitions of clean technology energy projects developed by third parties that may be completed by Global LLC or its subsidiaries prior to the completion of this offering or to repay certain of the project-level indebtedness incurred by projects included in our initial portfolio. On May 6, 2015, the Bridge Facility was amended to increase the aggregate commitment to $450.0 million, of which $87.5 million was subsequently prepaid with a portion of the net proceeds from the Units Private Placements. On June 5, 2015, the Bridge Facility was further amended to increase the aggregate commitment to $550.0 million.

Units Private Placements. On May 6, 2015, we raised $175.0 million from the sale to investment vehicles affiliated with Blackstone Alternative Solutions L.L.C., Everstream Opportunities Fund and Altai Capital Terrapin Blocker, LLC of 50,000, 100,000 and 25,000 Class D units of Global LLC for a cash purchase price of $50.0 million, $100.0 million and $25.0 million, respectively. Concurrently with the closing of this offering, these purchasers will receive on account of such Class D units a number of shares of our Class A common stock equal to the quotient of (x) the aggregate original cash purchase price of such Class D units and (y) 90% of the initial per share public offering price of our Class A common stock. Based on an initial public offering price of $15.00 per share, which is listed on the cover of this prospectus, these purchasers will receive an aggregate of 12,962,963 shares of our Class A common stock on account of their Class D units purchased in the private placements. Global will receive the same number of newly issued Class A units of Global LLC in connection with the issuance of its Class A common stock on account of the Class D units. Global LLC used a portion of the net proceeds from the sale of these Class D units to reduce its borrowings under the Bridge Facility and expects to use the remainder to complete acquisitions of projects from third parties and to reduce certain project-level indebtedness.

On June 9, 2015, we raised an additional $335.0 million from the sale of an aggregate of 335,000 Class D units of Global LLC to certain investors, including certain of the Baron Funds and investment vehicles affiliated therewith, Capricorn Investment Group, GE, Glenview Capital Management and Kingdon Capital Management. Concurrently with the closing of this offering, these purchasers will receive on account of such Class D units a number of shares of our Class A common stock equal to the quotient of (x) the aggregate original cash purchase price of such Class D units and (y) 95% of the initial per share public offering price of our Class A common stock. Based on an initial public offering price of $15.00 per share, which is listed on the cover of this prospectus, these purchasers will receive an aggregate of 23,508,772 shares of our Class A common stock on account of their Class D units purchased in the private placements. Global will receive the same number of newly issued Class A units of Global LLC in connection with the issuance of its Class A common stock on account of the Class D units. Global LLC expects to use the net proceeds from the sale of the Class D units to complete acquisitions of projects from third parties and to reduce certain project-level indebtedness.

We collectively refer to these purchases as the “Units Private Placements.” We relied upon the “private placement” exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof in connection with the sale of these Class D units. For a further discussion of these private placement transactions, see “Certain relationships and related party transactions—Private Placements.”

We collectively refer to all of the foregoing transactions as the “Formation Transactions.”

Pending Acquisitions

We intend to complete the following acquisitions from third parties:

•	Solarpack Transaction—the acquisition from Solarpack Corporación Tecnológica, S.L., a Spanish solar developer, or “Solarpack,” of the 26.4 MW solar project Alto Cielo located in Uruguay;

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Chint-Soutpan/Witkop Transaction—the acquisition of an additional 41.3% interest in the solar projects Soutpan and Witkop located in South Africa and currently owned by an affiliate of Chint Solar (Zhejiang) Co., Ltd., representing 26.4 MW in the aggregate;

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BioTherm Transaction—the acquisition from BTSA Netherlands Cooperative U.A., a South African renewable project developer, or “BioTherm,” of the solar projects Aries and Konkoonsies and the wind project Klipheuwel located in South Africa, representing 32.6 MW in the aggregate;

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FERSA Transaction—the acquisition from Fersa Energías Renovables, S.A., a Spanish wind energy developer, of the wind projects Bhakrani, Gadag and Hanumanhatti located in India, representing 101.6 MW in the aggregate;

•	Renova Transaction—the acquisition from Renova of three wind and hydro-electric projects located in Brazil, representing 336.2 MW in the aggregate;

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LAP Transaction—the acquisition of six hydro-electric projects located in Peru, representing 72.5 MW in the aggregate, as part of our Sponsor’s acquisition of LAP, a developer and operator of hydro-electric generation facilities; and

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GME Transaction—the acquisition of Globeleq Mesoamérica Energy Wind Energy Limited, or “GME,” including a portfolio consisting of solar and wind projects located in Honduras, Costa Rica and Nicaragua, representing 326.0 MW in the aggregate.

We collectively refer to these acquisitions as the “Pending Acquisitions” and, together with the Acquired Projects, as the “Acquisitions.” As consideration for the Pending Acquisitions, we expect to pay an aggregate of $759.7 million in cash. In addition, with respect to the Renova Transaction, the BioTherm Transaction and the GME Transaction, we will pay $321.3 million, $8.2 million and $10.5 million of additional consideration in shares of Class A common stock, or 22,664,278 shares in the aggregate, assuming an initial public offering price of $15.00 per share, which is listed on the cover of this prospectus.

The Pending Acquisitions include: (i) approximately 327.0 MW of projects that we expect to acquire substantially concurrently with the completion of this offering; (ii) approximately 442.5 MW of projects that we expect to acquire shortly after the completion of this offering upon receipt of necessary governmental and lender consents; and (iii) approximately 158.4 MW of projects that we expect to acquire during the remainder of 2015 when such projects are expected to reach COD. Specifically, we do not expect to complete the acquisitions of the 41.8 MW hydro-electric project (ESPRA) that is part of the Renova Transaction, the 101.6 MW of wind projects being acquired as part of the FERSA Transaction or 194.0 MW of operating projects being acquired as part of the GME Transaction until shortly after the completion of this offering upon receipt of the necessary governmental and lender consents. In addition, we expect that the Solarpack Transaction and the acquisition of an 82.0 MW solar project (Choluteca) and a 50.0 MW wind project (Orosi) that are part of the GME Transaction will be completed when those respective projects achieve COD, which is expected to occur in the second half of 2015. The projects in the BioTherm Transaction and the LAP Transaction are also expected to be acquired by us after this offering upon the receipt of certain consents and approvals. Prior to the receipt of such consents and approvals, we will have entered into cash distribution agreements with BioTherm, in the case of the BioTherm Transaction, and our Sponsor, in the case of the LAP Transaction, pursuant to which we will have the right to receive cash distributions from the projects prior to the transfer of such projects to us. This offering is not conditioned on the concurrent closing of all of the Pending Acquisitions. As of the date of this prospectus, we have not yet received all of the governmental, regulatory or third-party approvals or consents required to complete all of these acquisitions, and the timing for and terms of those approvals are outside of our control. As a result, we cannot assure you that all of the Pending Acquisitions will be consummated on the timetable currently contemplated or at all. To reduce the effect on the Class A units of delays (if any) in the closing of the Pending Acquisitions or the completion of the Contributed Construction Projects, our Sponsor has agreed to forego distributions on its Class B units under certain circumstances. See “—The offering—Distribution Forbearance Provisions” and “Risk factors—Risks related to our business—There can be no assurance that the Pending Acquisitions will be consummated on the timetable currently anticipated, and the closing of this offering is not expressly conditioned on the consummation of the these acquisitions.”

Concurrent Class A Common Stock Private Placement

On June 9, 2015, certain of the Baron Funds and Zimmer Partners entered into a stock purchase agreement with Global in which they agreed to purchase $42.5 million and $25.0 million, respectively, of its Class A common stock at a price per share equal to the initial public offering price in a separate private placement transaction. These share purchases are subject to certain customary closing conditions and will be completed concurrently with the closing of this offering. Based on an assumed initial public offering price of $15.00 per share, which is listed on the cover of this prospectus, these purchasers will purchase an aggregate of 4,500,000 shares of our Class A common stock in this concurrent private placement. We will rely upon the “private placement” exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof in connection with the sale of these shares of Class A common stock and accordingly, these shares will not be registered under the Securities Act.

Throughout this prospectus, we refer to this concurrent private placement of Class A common stock as the “Class A Common Private Placement” and collectively with the Units Private Placements as the “Private Placements.” For a further discussion of these private placement transactions, see “Certain relationships and related party transactions–Private Placements.”

Offering Transactions

Concurrently with the completion of this offering, based on an assumed initial public offering price of $15.00 per share, which is listed on the cover page of this prospectus:

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we will amend and restate Global’s certificate of incorporation to provide for Class A common stock, Class B common stock and Class B1 common stock (which Class B1 common stock may be issued in the future upon a reset of IDR target distribution levels or in connection with acquisitions from our Sponsor or third parties), at which time SunEdison’s interest in Global’s common equity will solely be shares of Class B common stock and interests in Global LLC (as described below) and the restricted shares issued under the 2014 Incentive Plan will automatically convert into a number of shares of Class A common stock that represent an aggregate 5.6% economic interest in Global LLC, subject to certain adjustments to prevent dilution;

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we will amend Global LLC’s operating agreement to provide for Class A units, Class B units and Class B1 units (which Class B1 units may be issued in the future upon a reset of IDR target distribution levels or in connection with acquisitions from our Sponsor or third parties) and to convert our Sponsor’s interest in Global’s common equity into Class B units, issue to Global a number of Class A units equal to the number of shares of Class A common stock (including any restricted shares) outstanding immediately after Global amends and restates its certificate of incorporation as described above, issue the IDRs to our Sponsor and appoint Global as the sole managing member of Global LLC;

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Global will issue 45,000,000 shares of its Class A common stock to the purchasers in this offering (or 51,750,000 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $618.1 million (or approximately $712.0 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), after deducting underwriting discounts and commissions, the structuring fee and offering expenses payable by us;

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Global will (i) issue 36,471,735 shares of its Class A common stock on account of the Class D units of Global LLC issued to the purchasers in the Units Private Placements and will receive the same number of newly issued Class A units in Global LLC and (ii) issue 4,500,000 shares of its Class A common stock to the purchasers in the Class A Common Private Placement;

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Global will issue 21,418,467 shares, 544,057 shares and 701,754 shares of Class A common stock to Renova, BioTherm (or its affiliate) and GME, which are the selling parties in the Renova Transaction, BioTherm Transaction and the GME Transaction, respectively;

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Global will use all of the net proceeds from this offering and the Class A Common Private Placement to purchase newly issued Class A units of Global LLC, representing 27.7% of Global LLC’s outstanding membership units (or 31.5% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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Global Operating LLC will issue $810.0 million of senior unsecured notes due 2022, or the “Senior Notes,” to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to certain non-U.S. persons in offshore transactions in reliance on Regulation S promulgated under the Securities Act;

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Global LLC will use net proceeds of this offering and the Class A Common Private Placement, together with the net proceeds from the issuance of the Senior Notes by Global Operating LLC, to repay the outstanding principal amount of the Bridge Facility (including accrued interest), to pay fees and expenses associated with the Revolver (as defined below), to complete the Pending Acquisitions and the repayment of certain project-level indebtedness;

•	Global Operating LLC will enter into a new $485.0 million revolving credit facility, or the “Revolver,” which will remain undrawn at the completion of this offering; and

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we will enter into various agreements with our Sponsor, including the Support Agreement, the Management Services Agreement, the Repowering Services Agreement, the Interest Payment Agreement and the Project Investment Agreement.

We collectively refer to the foregoing transactions, together with the Class A Common Private Placement, as the “Offering Transactions” and, together with the Formation Transactions and the Pending Acquisitions, as the “Organizational Transactions.”

We intend to use any net proceeds we receive as a result of the underwriters’ option to purchase additional shares of Class A common stock, which we estimate will be approximately $93.9 million after deducting underwriting discounts and commissions, a pro rata portion of the structuring fee and offering expenses payable by us, to purchase Class B units (and shares of Class B common stock) held by our Sponsor at a price equal to the initial public offering price in this offering less the underwriting discounts and commissions and structuring fee, and immediately cancel such Class B units (and shares of Class B common stock) contemporaneously with Global LLC issuing Class A units to us. Accordingly, we will not retain any such proceeds used by us to acquire Class B units (and shares of Class B common stock) from our Sponsor.

Our Sponsor will not receive any of the net proceeds or other consideration in connection with this offering, other than (i) the net proceeds used by us to purchase Class B units of Global LLC (and the related shares of Class B common stock) in the event the underwriters exercise their option to purchase additional shares and (ii) the Class B common stock, Class B units of Global LLC and the IDRs issued to it in the Offering Transactions on account of its existing ownership interest. Following completion of this offering, we may elect to use a portion of the net proceeds to fund acquisitions from our Sponsor, including pursuant to the Support Agreement.

Immediately following the completion of this offering:

•	Global will be a holding company and the sole material asset of Global will be the Class A units of Global LLC;

•	Global will be the sole managing member of Global LLC and will control the business and affairs of Global LLC and its subsidiaries;

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Global will hold 118,597,013 Class A units of Global LLC representing approximately 66.3% of Global LLC’s total outstanding membership units (or 125,347,013 Class A units representing approximately 70.1%, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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SunEdison, through a wholly owned subsidiary, will own Class B units of Global LLC, representing approximately 33.7% of Global LLC’s total outstanding membership units (or 29.9%, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	SunEdison or one of its subsidiaries will be the holder of the IDRs;

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SunEdison, through the ownership by a wholly owned subsidiary of our Class B common stock, will have 98.1% of the combined voting power of all of our common stock and, through such subsidiary’s ownership of Class B units of Global LLC, will hold, subject to the right of holders of IDRs to receive a portion of distributions after certain thresholds are met and certain limitations during the Subordination Period and the Distribution Forbearance Period, approximately 33.7% of the economic interest in our business (or 97.7% of the combined voting power of our common stock and a 29.9% economic interest in our business if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

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the purchasers in this offering will own 45,000,000 shares of our Class A common stock, representing 0.7% of the combined voting power of all of our common stock and, through our ownership of Class A units of Global LLC, subject to the right of holders of IDRs to receive a portion of distributions after certain thresholds are met, approximately 25.2% of the economic interest in our business (or 0.9% of the combined voting power of our common stock and a 28.9% economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

At any time, SunEdison (or any other permitted holder) may exchange its Class B units or Class B1 units in Global LLC, together with a corresponding number of shares of Class B common stock or shares of Class B1 common stock, as applicable, for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications in accordance with the terms of the exchange agreement we will enter into with SunEdison concurrently with the completion of this offering. When a holder exchanges a Class B unit or Class B1 unit of Global LLC for a share of our Class A common stock, (i) Global LLC will cancel the Class B units or Class B1 units, as applicable, (ii) Global LLC will issue additional Class A units to us, (iii) we will cancel a corresponding number of shares of our Class B common stock or Class B1 common stock, as applicable, and (iv) we will issue a corresponding number of shares of Class A common stock to such holder. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Exchange Agreement.”

We have established the Class B1 common stock and Class B1 units primarily to be issued in connection with resetting the IDR target distribution levels. We may issue such shares and units in the future in connection with acquisitions from our Sponsor or third parties.

Exhibit B

Use of proceeds

Assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, we expect to receive approximately $618.1 million of net proceeds from the sale of the Class A common stock offered hereby based upon the initial public offering price of $15.00 per share, set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions, the structuring fee and offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we estimate that additional net proceeds will be approximately $93.9 million, after deducting underwriting discounts and commissions, a pro rata portion of the structuring fee and offering expenses payable by us. We will also receive net proceeds of $62.8 million from the sale of shares of Class A common stock in connection with the Class A Common Private Placement.

We intend to use the net proceeds from this offering and the Class A Common Private Placement to acquire newly issued Class A units of Global LLC, representing 27.7% of Global LLC’s outstanding membership units after this offering (calculated without regard to the IDRs). Global will not retain any net proceeds from this offering or the Class A Common Private Placement.

The following table illustrates the estimated sources and uses of the funds to be used to complete the Organizational Transactions, based on an assumed closing date of this offering of August 5, 2015. Actual amounts may vary from estimated amounts.

Sources of funds		Uses of funds
(in millions)
Class A common stock offered hereby(1)	$675.0	Repayment of Bridge Facility	$462.5
Class A Common Private Placement	67.5	Pending Acquisition consideration(4)	759.7
Revolver(2)	—	Repayment of certain project-level debt	871.5
Cash on balance sheet(3)	685.9	Estimated fees and expenses(5)	144.7
Senior Notes(2)	810.0

Total sources	$2,238.4	Total uses	$2,238.4

(1)	We expect to receive approximately $618.1 million of net proceeds from the sale of the Class A common stock offered hereby based upon the assumed initial public offering price of $15.00 per share set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions, the structuring fee and offering expenses payable by us.

(2)	Concurrently with the completion of this offering, Global Operating LLC plans to (i) enter into the Revolver, which will provide for a revolving line of credit of $485.0 million and (ii) issue the Senior Notes. The closing of the Revolver and the issuance of the Senior Notes will be conditioned upon completion of this offering, the implementation of our Organizational Transactions and other customary closing conditions. We do not expect to have any outstanding borrowings under the Revolver upon completion of this offering. See “Description of certain indebtedness—Revolving credit facility” and “—Senior Notes.”

(3)	Includes net proceeds from the Units Private Placements, the Bridge Facility debt service reserve and unused proceeds from borrowings under the Bridge Facility.

(4)	Global LLC expects to use approximately $759.7 million of net proceeds from this offering, the Class A Common Private Placement, cash on the balance sheet and the offering of the Senior Notes to fund the Pending Acquisitions. In the event one or more of the Pending Acquisitions is not completed, the net proceeds that we otherwise intend to use for such purpose will be available to us for general corporate purposes, including other acquisitions of clean energy projects.

(5)	Includes fees and expenses related to entering into the Revolver and the issuance of the Senior Notes, as well as other expenses related to the Organizational Transactions not deducted from the proceeds of this offering when computing net proceeds.

We intend to use any net proceeds we receive as a result of the exercise of the underwriters’ option to purchase additional shares to purchase Class B units and shares of Class B common stock held by our Sponsor at a price equal to the initial public offering price less the underwriting discounts and commissions, a pro rata portion of the structuring fee and offering expenses payable by us. Accordingly, we will not retain any such excess proceeds. Any such Class B units and Class B common stock purchased from our Sponsor would be immediately cancelled in connection with our receipt of a corresponding number of Class A units.

The Bridge Facility will have outstanding indebtedness of approximately $462.5 million as of the completion of this offering but prior to its repayment. The effective interest rate on borrowings under the Bridge Facility was 8.5% as of December 31, 2014, increased by 0.50% on May 22, 2015 and increases by 0.25% each 90 days thereafter until maturity or the repayment of all outstanding indebtedness under the Bridge Facility. The Bridge Facility consists of a term loan maturing in December 2016.

See “Description of certain indebtedness—Project-level financing arrangements” for additional details regarding our project-level indebtedness.

J.P. Morgan Securities LLC and/or its affiliates acted as arranger of, and is the administrative agent under, our Bridge Facility. Affiliates of each of J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. are lenders under the Bridge Facility. Because affiliates of J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC will each receive more than 5% of the net proceeds of this offering due to the repayment of amounts outstanding under our Bridge Facility, each of J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC is deemed to have a conflict of interest under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. See “Underwriting (conflicts of interest).”

Our Sponsor will not receive any of the net proceeds or other consideration in connection with this offering, other than (i) the net proceeds used by us to purchase Class B units (and the related shares of Class B common stock) in the event the underwriters exercise their option to purchase additional shares of Class A common stock and (ii) the Class B common stock, Class B units of Global LLC and the IDRs issued to it in the Offering Transactions on account of its existing ownership interest. Following completion of this offering, we may elect to use a portion of the net proceeds to fund acquisitions from our Sponsor, including pursuant to the Support Agreement. The Class B common stock will not entitle our Sponsor to any economic interest in Global and the Class B units will entitle our Sponsor, subject to certain limitations on distributions to holders of Class B units during the Subordination Period and the Distribution Forbearance Provisions, to a 33.7% economic interest in Global LLC.

Exhibit C

Capitalization

The following table sets forth our predecessor’s cash and cash equivalents, including restricted cash and cash committed for construction projects, and consolidated capitalization as of March 31, 2015 on: (i) a historical basis; (ii) an as adjusted basis to give effect to the Acquisitions; (iii) an as further adjusted basis to give effect to additional Formation Transactions; and (iv) an as further adjusted basis to give effect to the Offering Transactions, including this offering and the application of the net proceeds of this offering in the manner set forth under the heading “Use of proceeds.”

You should read the following table in conjunction with the sections entitled “Use of proceeds,” “Selected historical combined financial data,” “Management’s discussion and analysis of financial condition and results of operations,” “Description of certain indebtedness” and our combined financial statements and related notes thereto included elsewhere in this prospectus.

	March 31, 2015
(in thousands, except share data)	Actual	As adjusted for Acquisitions(1)	As further adjusted for additional Formation Transactions	As further adjusted for Offering Transactions
	(unaudited)
Cash and cash equivalents, including cash committed for construction projects and restricted cash(2)	$213,403	$403,805	$911,849	$533,786

Long-term debt (including current portion):
Revolver(3)	$—	$—	$—	$—
Senior Notes(3)	—	—	—	799,899
Bridge Facility(4)	150,000	150,000	462,467	—
Project-level debt(5)	407,757	1,698,002	1,540,857	851,945

Total long-term debt (including current portion)	$557,757	$1,848,002	$2,003,324	$1,651,843

Equity:
Net parent investment(6)	$69,142	$70,568	$72,877	$—
Class A common stock, par value $0.01 per share, 2,750,000,000 shares authorized, no shares issued and outstanding, actual; 118,597,013 shares issued and outstanding, as adjusted(7)	—	—	—	1,186
Class B common stock, par value $0.01 per share, 200,000,000 shares authorized, 100 shares issued and outstanding, actual; 60,252,086 shares issued and outstanding, as adjusted(7)	—	—	—	603
Class B1 common stock, par value $0.01 per share, 550,000,000 shares authorized, no shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	—	—	—	—
Preferred stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual; 50,000,000 authorized and no shares issued and outstanding, as adjusted	—	—	—	—
Additional paid-in capital(8)	—	—	486,250	1,018,075
Accumulated other comprehensive (loss) income	(22,147)	(22,147)	(22,147)	(22,147)
Non-controlling interest	—	86,169	86,169	619,035
Members’ equity(9)	—	1,132,814	1,007,696	—

Total equity	46,995	1,267,404	1,630,845	1,616,752

Total capitalization	$604,752	$3,115,406	$3,634,169	$3,268,595

(1)	Amount includes adjustments for the Acquired Projects and the Pending Acquisitions.

(2)

Amount includes restricted cash, restricted cash, long term and cash committed for construction projects. Additionally, $286.8 million cash will be reserved to pay down future project-level debt not yet incurred as of March 31, 2015.

(3)	Concurrently with the completion of this offering, Global Operating LLC plans to (i) enter into the Revolver, which will provide for a revolving line of credit of $485.0 million, which we expect will remain undrawn at the completion of this offering, and (ii) issue the Senior Notes. The closing of the Revolver and the issuance of the Senior Notes will be conditioned upon completion of this offering, the implementation of our Organizational Transactions and other customary closing conditions. The Senior Notes are presented net of the $10.1 million offering discount.

(4)	We entered into the Bridge Facility on December 22, 2014, which provided for borrowings of $150.0 million. On May 6, 2015, the Bridge Facility was amended to increase the aggregate principal commitment to $450 million, of which $87.5 million was subsequently prepaid with a portion of the net proceeds from the Units Private Placements. On June 5, 2015, the Bridge Facility was further amended to increase the aggregate commitment to $550.0 million. Borrowings under the Bridge Facility were used to finance acquisitions prior to the completion of this offering or to repay certain of the project-level indebtedness incurred by projects included in our initial portfolio.

(5)	All of our project-level indebtedness is denominated in either U.S. dollars, Indian Rupee, Malaysian Ringgit, South African Rand, Thai Baht, Brazilian Real or Chinese Yuan Renminbi. We converted such indebtedness into U.S. dollars using the applicable conversion rate as of March 31, 2015. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Sources of liquidity—Project-level financing arrangements” and “Description of indebtedness—Project-level financing arrangements.”

(6)	Net parent investment reflects our Sponsor’s interest in the predecessor. This interest will be reclassified to non-controlling interest at the closing of this offering and the other Organizational Transactions.

(7)	These share numbers do not give effect to the exercise of the underwriters’ option to purchase additional shares of our Class A common stock. We intend to use any net proceeds we receive as a result of any such exercise to purchase Class B units (and shares of Class B common stock) held by our Sponsor at a price equal to the initial public offering price less the underwriting discounts and commissions, a pro rata portion of the structuring fee and offering expenses payable by us. In that event, the number of shares of Class B common stock will be reduced and the number of shares of Class A common stock will be increased by a corresponding amount.

(8)	Represents proceeds from this offering, the Class A Common Private Placement and the Units Private Placements, net of fees, expenses and restricted cash placed in escrow.

(9)	Members’ equity as adjusted for the Acquisitions reflects the total consideration payable in the Acquisitions. Members’ equity as further adjusted for additional Formation Transactions has been reduced to reflect the cash paid to complete the acquisition of the Acquired Projects and Members’ Equity as further adjusted for Offering Transactions has been reduced to reflect the consideration payable to complete the Pending Acquisitions.

Exhibit D

Dilution

Dilution is the amount by which the offering price paid by the purchasers of our Class A common stock sold in this offering will exceed the as adjusted net tangible book value per share of our Class A common stock after the offering. Net tangible book value per share of our Class A common stock as of a particular date represents the amount of our total tangible assets less our total liabilities divided by the number of shares of Class A common stock outstanding as of such date. As of March 31, 2015, after giving effect to the Formation Transactions, our net tangible book value would have been approximately $512.4 million, or $4.80 per share of Class A common stock, assuming that our Sponsor exchanged all of its Global LLC Class B units for newly issued shares of our Class A common stock on a one-for-one basis. Purchasers of our Class A common stock in this offering will experience substantial and immediate dilution in net tangible book value per share of our Class A common stock for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per share		$15.00
Net tangible book value per share as of March 31, 2015 after giving effect to the Formation Transactions	$4.80
Increase in as adjusted net tangible book value per share attributable to purchasers in this offering and the Class A Common Private Placement	$0.73

Net tangible book value per share after giving effect to the Organizational Transactions, including this offering and the Class A Common Private Placement and the use of proceeds therefrom		$5.53

Immediate dilution in net tangible book value per share to purchasers in this offering and the Class A Common Private Placement		$9.47

Because our Sponsor does not currently own any Class A common stock, we have presented dilution in net tangible book value per share of Class A common stock to investors in this offering assuming that our Sponsor exchanged its Global LLC Class B units for newly issued shares of our Class A common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the purchasers in this offering.

If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, the net tangible book value per share after giving effect to this offering would be $5.53 per share due to the decrease in Class B common stock owned by our Sponsor and the equivalent increase in Class A common stock purchased by the underwriters. This represents an increase in net tangible book value of $0.73 per share to our existing stockholder and dilution in net tangible book value of $9.47 per share to purchasers in this offering.

The following table sets forth, as of March 31, 2015, the differences among the number of shares of Class A common stock purchased, the total consideration paid or exchanged and the average price per share paid by (i) our Sponsor and the management stockholders, (ii) the purchasers in the Private Placements and

(iii) purchasers of our Class A common stock in this offering, based on our initial public offering price of $15.00 per share, set forth on the cover page of this prospectus, and assuming that our Sponsor exchanged all of its Global LLC Class B units for shares of our Class A common stock on a one-for-one basis and no exercise of the underwriters’ option to purchase additional shares of Class A common stock.

	Shares of Class A common stock		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Our Sponsor and management stockholders(1)	70,213,087	39.3%	$54,547	3.3%	$0.78
Private Placement investors and third-party developers	63,636,013	35.6%	$916,938	55.7%	$14.41
Purchasers in the offering	45,000,000	25.2%	$675,000	41.0%	$15.00

Total	178,849,099	100.0%	$1,646,485	100.0%

(1)	The assets contributed by our Sponsor in the Contributed Projects will be recorded at historical cost. The book value of the consideration to be provided by our Sponsor in the Contributed Projects as of March 31, 2015 was approximately $54.5 million.

Exhibit E

Cash dividend policy

You should read the following discussion of our cash dividend policy in conjunction with “—Assumptions and considerations” below, which includes the factors and assumptions upon which we base our cash dividend policy. In addition, you should read “Cautionary statement concerning forward-looking statements” and “Risk factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

This forecast of future operating results and cash available for distribution in future periods is based on the assumptions described below and other assumptions believed by us to be reasonable as of the date of this prospectus. However, we cannot assure you that any or all of these assumptions will be realized. These forward-looking statements are based upon estimates and assumptions about circumstances and events that have not yet occurred and are subject to all of the uncertainties inherent in making projections. This forecast should not be relied upon as fact or as an accurate representation of future results. Future results will be different from this forecast and the differences may be materially less favorable.

For additional information regarding our historical combined results of operations, you should refer to our audited historical combined financial statements as of and for the years ended December 31, 2013 and 2014 and unaudited historical combined financial statements as of March 31, 2015 and for the three months ended March 31, 2014 and 2015 included elsewhere in this prospectus.

General

We intend to pay regular quarterly cash dividends to holders of our Class A common stock. After determining an appropriate reserve for our working capital needs and the prudent conduct of our business, our objective is to pay our Class A common stockholders a consistent and growing cash dividend that is sustainable on a long-term basis. Based on our forecast and the related assumptions and our intentions to acquire assets with characteristics similar to those in our initial portfolio, we expect to grow our CAFD and increase our quarterly cash dividends over time. Our quarterly dividend will initially be set at $0.2750 per share of our Class A common stock, or $1.1000 per share on an annualized basis, and the amount may be changed in the future without advance notice. We established our initial quarterly dividend level based upon a targeted payout ratio by Global LLC of approximately 85% of projected annual cash available for distribution. This dividend payout ratio is not prescribed by our governing documents and is subject to change based on the discretion of our board of directors. We expect our dividend payout ratio to vary as we intend to increase our dividend despite variations in our cash available for distribution from period to period. In addition, we may adjust our dividend payout ratio from time to time based on changes in our portfolio in terms of size and scope, working capital and capital expenditure requirements, operating expenses and market conditions, including acquisition opportunities and our ability to borrow funds and access capital markets.

We expect to pay a quarterly dividend on or about the 75th day following the expiration of each fiscal quarter to holders of our Class A common stock of record on or about the 60th day following the last day of such fiscal quarter. With respect to our first dividend payable on December 15, 2015 to holders of record on December 1, 2015, assuming a completion date of August 5, 2015, we intend to pay a pro-rated initial dividend of $0.1704 per share.

We intend to cause Global LLC to distribute a portion of its CAFD to holders of its units, including to us as the sole holder of the Class A units, to our Sponsor as the sole holder of the Class B units, pro rata based on the number of units held, and, if applicable, to the holders of the IDRs (all of which will initially be held by our Sponsor). In addition, during the Subordination Period described below, the Class B units held by our Sponsor are deemed “subordinated” because for a three-year period, the Class B units will not be entitled to receive any distributions from Global LLC until the Class A units and Class B1 units have received quarterly distributions in an amount equal to $0.2750 per unit, or the “Minimum Quarterly Distribution,” plus any arrearages in the payment of the Minimum Quarterly Distribution from prior quarters. The practical effect of the subordination of the Class B units is to increase the likelihood that during the Subordination Period there will be sufficient CAFD to pay the Minimum Quarterly Distribution on the Class A units (and Class B1 units, if any).

To reduce the effect on the Class A units of delays (if any) in the closing of the Pending Acquisitions or the completion of the Contributed Construction Projects, our Sponsor has agreed to forego distributions on its Class B units under certain circumstances. In particular, our Sponsor has agreed to forego any distributions on its Class B units through the end of 2016 (i.e., distributions declared on or prior to March 31, 2017), and thereafter, under certain circumstances, to forego distributions on its Class B units until the expiration of the Distribution Forbearance Period. Between March 31, 2017 and the end of the Distribution Forbearance Period our Sponsor has agreed to forego distributions on its Class B units to the extent the holders of Class A units have not received distributions in an amount equal to the Minimum Quarterly Distribution plus any arrearages in the payment of Minimum Quarterly Distributions from prior quarters. For a description of the IDRs, the Subordination Period and the Distribution Forbearance Period, including the definitions of Subordination Period, As Delivered CAFD, Closed Acquisition CAFD, CAFD Forbearance Threshold and Distribution Forbearance Period see “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Distributions.”

Rationale for our dividend

We have established our initial quarterly dividend level after considering the amount of cash we expect to receive from Global LLC as a result of our membership interest in Global LLC after this offering. In accordance with its operating agreement and our capacity as the sole managing member, we intend to cause Global LLC to make regular quarterly cash distributions to its members in an amount equal to cash available for distribution generated during a particular quarter, less reserves for working capital needs and the prudent conduct of our business, and to use the amount distributed to us to pay regular quarterly dividends to holders of our Class A common stock.

Our cash available for distribution is likely to fluctuate from quarter to quarter, in some cases significantly, as a result of the seasonality of our assets and maintenance and outage schedules, among other factors. Accordingly, during quarters in which Global LLC generates cash available for distribution in excess of the amount necessary to distribute to us to pay our stated quarterly dividend, we may cause it to reserve a portion of the excess to fund its cash distribution in future quarters. In quarters in which we do not generate sufficient cash available for distribution to fund our stated quarterly cash dividend, if our board of directors so determines, we may use sources of cash not included in our calculation of cash available for distribution, such as net cash provided by financing activities, receipts from network upgrade reimbursements, all or any portion of the cash on hand or, if applicable, borrowings under our Revolver, to pay dividends to holders of our Class A common stock. Although these other sources of cash may be substantial and available to fund a dividend payment in a particular period, we exclude these items from our calculation of cash available for distribution because we consider them non-recurring or otherwise not representative of the operating cash flows we typically expect to generate.

Estimate of future cash available for distribution

We primarily considered forecasted cash available for distribution in assessing the amount of cash that we expect our assets will be able to generate for the purposes of our initial dividend. Accordingly, we believe that an understanding of cash available for distribution is useful to investors in evaluating our ability to pay dividends pursuant to our stated cash dividend policy. In general, we expect that “cash available for distribution” each quarter will equal net cash provided by (used in) the operating activities of Global LLC, calculated pursuant to GAAP:

•	plus or minus changes in assets and liabilities as reflected on our statements of cash flows;

•	minus deposits into (or plus withdrawals from) restricted cash accounts required by project financing arrangements to the extent they decrease (or increase) cash provided by operating activities;

•	minus cash distributions paid to non-controlling interests in our projects, if any;

•

minus scheduled project-level and other debt service payments and repayments in accordance with the related borrowing arrangements, to the extent they are paid from operating cash flows during a period;

•	minus non-expansionary capital expenditures, if any, to the extent they are paid from operating cash flows during a period;

•	plus cash contributions from our Sponsor pursuant to the Interest Payment Agreement;

•

plus operating costs and expenses paid by our Sponsor pursuant to the Management Services Agreement to the extent such costs or expenses exceed the fee payable by us pursuant to such agreement but otherwise reduce our net cash provided by operating activities; and

•	plus or minus operating items as necessary to present the cash flows we deem representative of our core business operations, with the approval of our audit committee.

Limitations on cash dividends and our ability to change our cash dividend policy

There is no guarantee that we will pay quarterly cash dividends to holders of our Class A common stock. We do not have a legal obligation to pay our initial quarterly dividend or any other dividend. Our cash dividend policy may be changed at any time and is subject to certain restrictions and uncertainties, including the following:

•

As the sole managing member of Global LLC, we and, accordingly, our board of directors will have the authority to establish, or cause Global LLC to establish, cash reserves for working capital needs and the prudent conduct of our business, and the establishment of or increase in those reserves could result in a reduction in cash dividends from levels we currently anticipate pursuant to our stated cash dividend policy. These reserves may account for the fact that our project-level cash flows may vary from year to year based on, among other things, changes in prices under offtake agreements for energy and other environmental attributes, other project contracts, changes in regulated transmission rates, compliance with the terms of non-recourse project-level financing, including debt repayment schedules, the transition to market or recontracted pricing following the expiration of offtake agreements, domestic and international tax laws and tax rates, foreign exchange fluctuations, working capital requirements and the operating performance of the assets. Furthermore, our board of directors may increase, or cause Global LLC to increase reserves to account for the seasonality that has historically existed in our assets’ cash flows and the variances in the pattern and frequency of distributions to us from our assets during the year.

•

Prior to Global LLC making any cash distributions to its members, Global LLC will reimburse our Sponsor and its affiliates for certain governmental charges they incur on our behalf pursuant to the Management Services Agreement. Global LLC’s amended and restated operating agreement will not limit the amount of governmental charges for which our Sponsor and its affiliates may be reimbursed. The Management Services Agreement will provide that our Sponsor will determine in good faith the governmental charges that are allocable to us. Accordingly, the reimbursement of governmental charges and payment of fees, if any, to our Sponsor and its affiliates will reduce the amount of our cash available for distribution.

•	Section 170 of the DGCL allows our board of directors to declare and pay dividends on the shares of our Class A common stock either:

•	out of its surplus, as defined in and computed in accordance with the DGCL; or

•	in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

•

We may lack sufficient cash to pay dividends to holders of our Class A common stock due to cash flows shortfalls attributable to a number of operational, commercial or other factors, including low availability, as well as increases in our operating and/or general and administrative expenses, principal and interest payments on our outstanding debt, income tax expenses, working capital requirements or anticipated cash needs at our project-level subsidiaries.

•

Global LLC’s cash distributions to us and, as a result, our ability to pay or grow our dividends is dependent upon the performance of our subsidiaries and their ability to distribute cash to us. The ability of our project-level subsidiaries to make cash distributions to Global LLC may be restricted by, among other things, the provisions of existing and future indebtedness, applicable national, provincial, state and local corporation laws and other laws and regulations.

Our ability to grow our business and dividend

We intend to grow our business primarily through the acquisition of contracted clean power generation assets, which, we believe, will facilitate the growth of our cash available for distribution and enable us to increase our dividend per share over time. However, the determination of the amount of cash dividends to be paid to holders of our Class A common stock will be made by our board of directors and will depend upon our financial condition, results of operations, cash flows, long-term prospects and any other matters that our board of directors deems relevant.

We expect that we will rely primarily upon external financing sources, including commercial bank borrowings and issuances of debt and equity securities, to fund any future growth capital expenditures. To the extent we are unable to finance growth externally, our cash dividend policy could significantly impair our ability to grow because we do not currently intend to reserve a substantial amount of cash generated from operations to fund growth opportunities. If external financing is not available to us on acceptable terms, our board of directors may decide to finance acquisitions with cash from operations, which would reduce or even eliminate our cash available for distribution and, in turn, impair our ability to pay dividends to holders of our Class A common stock. To the extent we issue additional shares of capital stock to fund growth capital expenditures, the payment of dividends on those additional shares may increase the risk that we will be unable to maintain or increase our per share dividend level. There are no limitations in our bylaws or certificate of incorporation (other than a specified number of authorized shares), and there will not be any limitations under our Revolver or in the indenture governing the Senior Notes, on our ability to issue additional shares of capital stock, including preferred stock that would have priority over our Class A common stock with respect to the payment of dividends. Additionally, the incurrence of additional commercial bank borrowings or other debt to finance our growth would result in increased interest expense, which may impact our cash available for distribution and, in turn, our ability to pay dividends to holders of our Class A common stock.

Minimum quarterly distribution

Upon completion of this offering, the amended and restated operating agreement of Global LLC will provide that, during the Subordination Period, the holders of Class A units (and Class B1 units, if any), will have the right to receive the “Minimum Quarterly Distribution” of $0.2750 per unit for each whole quarter, or $1.1000 per unit on an annualized basis, before any distributions are made to the holders of Class B units. The payment of the full Minimum Quarterly Distribution on all of the Class A units, Class B1 units and Class B units to be outstanding after completion of this offering would require Global LLC to have CAFD of approximately $57.9 million per quarter, or $231.5 million per year (assuming a 15% reserve for the prudent conduct of our business). Global LLC’s ability to make cash distributions at the Minimum Quarterly Distribution rate will be subject to the factors described above under “—Limitations on cash dividends.” The table below sets forth the amount of Class A units, Class B1 units and Class B units that will be outstanding immediately after this offering and the CAFD needed to pay the aggregate Minimum Quarterly Distribution on all of such units for a single fiscal quarter and a four-quarter period (assuming no exercise and full exercise of the underwriters’ option to purchase additional shares of Class A common stock):

	No exercise of option to purchase additional Class A common stock			Full exercise of option to purchase additional Class A common stock
	Aggregate minimum quarterly distribution			Aggregate minimum quarterly distributions
	Number of units	One quarter	Four quarters	Number of units	One quarter	Four quarters
Class A units	118,597,013	$32,614,178	$130,456,714	125,347,013	$34,470,428	$137,881,714
Class B1 units	—	$—	$—	—	$—	$—
Class B units	60,252,086	$16,569,324	$66,277,295	53,502,086	$14,713,074	$58,852,295

Total	178,849,099	$49,183,502	$196,734,009	178,849,099	$49,183,502	$196,734,009

We intend to use any net proceeds we receive as a result of the exercise of the underwriters’ option to purchase additional shares of Class A common stock to purchase Class B units (and Class B common stock) held by our Sponsor at a price equal to the initial public offering price less the underwriting discounts and commissions and a pro rata portion of the structuring fee, and immediately cancel such Class B units (and shares of Class B common stock) contemporaneously with Global LLC issuing Class A units to us. When we purchase a Class B unit (and share of Class B stock) from our Sponsor and contemporaneously receive a Class A unit, the aggregate minimum quarterly distribution with respect to the Class A units and Class B units will increase or decrease, respectively, by $0.2750 per quarter and by $1.1000 per four quarters.

Subordination of Class B units

During the Subordination Period, holders of the Class B units are not entitled to receive any distribution until the Class A units and Class B1 units (if any) have received the Minimum Quarterly Distribution for the current quarter plus any arrearages in the payment of the Minimum Quarterly Distribution from prior quarters. The Class B units will not accrue arrearages.

To the extent Global LLC does not pay the Minimum Quarterly Distribution on the Class A units and Class B1 units, holders of such units will not be entitled to receive such payments in the future except during the Subordination Period. To the extent Global LLC has CAFD in any future quarter during the Subordination Period in excess of the amount necessary to pay the Minimum Quarterly Distribution to holders of its Class A units and Class B1 units, Global LLC will use this excess cash to pay any distribution arrearages on Class A units and Class B1 units related to prior quarters ending during the Subordination Period before any cash distribution is made to holders of Class B units. After the Subordination Period ends, Class A units and Class B1 units will not accrue arrearages. Please read “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Distributions—Subordination period.”

Distribution Forbearance Period

To reduce the effect on the Class A units of delays (if any) in the closing of the Pending Acquisitions or the completion of the Contributed Construction Projects, our Sponsor has agreed to forego distributions on its Class B units under certain circumstances. In particular, our Sponsor has agreed to forego any distributions on its Class B units through the end of 2016 (i.e., distributions declared on or prior to March 31, 2017), and thereafter, under certain circumstances, to forego distributions on its Class B units until the expiration of the Distribution Forbearance Period. Between March 31, 2017 and the end of the Distribution Forbearance Period our Sponsor has agreed to forego distributions on its Class B units to the extent the holders of Class A units and Class B1 units have not received distributions in an amount equal to the Minimum Quarterly Distribution plus any arrearages in the payment of Minimum Quarterly Distributions from prior quarters. In the event that the Minimum Quarterly Distribution is paid for each quarterly period through December 31, 2016, our Sponsor would have foregone distributions on its Class B units in an aggregate of $93.9 million (or $83.4 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Distributions.”

Unaudited pro forma cash available for distribution for the year ended December 31, 2014 and the three months ended March 31, 2015

If we had completed the Organizational Transactions on January 1, 2014, our unaudited cash available for distribution for the year ended December 31, 2014 and the three months ended March 31, 2015 would have been approximately $157.0 million and $29.9 million, of which $88.5 million and $16.8 million, respectively, would have been distributed by Global LLC to Global as the holder of Class A units of Global LLC. These amounts would have been insufficient to pay the full quarterly cash dividend on all of our Class A common stock to be outstanding immediately after completion of this offering based on our initial quarterly dividend of $0.2750 per share of our Class A common stock (or $1.1000 per share on an annualized basis).

Our calculation of unaudited pro forma cash available for distribution includes the management fee payable to our Sponsor under the Management Services Agreement. The calculation also reflects all costs of doing business, including all expenses paid by our Sponsor in excess of the payments required under the Management Services Agreement. These costs include incremental general and administrative expenses as a result of being a publicly traded company, including costs associated with SEC reporting requirements, independent auditor fees, investor relations activities, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation, because those expenses will be paid by our Sponsor under the Management Services Agreement.

Our unaudited pro forma combined financial statements, from which our unaudited cash available for distribution was derived, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, cash available for distribution is a cash method concept, while our predecessor’s historical financial statements were prepared on an accrual basis. We derived the amounts of unaudited cash available for distribution stated above in the manner shown in the table below. As a result, the amount of unaudited pro forma cash available should only be viewed as a general indicator of the amount of cash available for distribution that we might have generated had we been formed and completed the transactions contemplated in this prospectus in earlier periods.

The footnotes to the table below provide additional information about the adjustments and should be read along with the table.

	Pro forma
(in thousands, except share and per share data)	Year ended December 31, 2014	Three months ended March 31, 2015
Operating revenues	$298,899	$112,671
Operating costs and expenses:
Cost of operations	47,420	22,882
Depreciation, amortization and accretion	119,999	31,291
General and administration(1)	38,652	14,676

Total operating costs and expenses	206,071	68,849

Operating income	92,828	43,822
Other (income) expense:
Interest expense	137,455	40,955
Other (income) expense	(13,891)	(3,057)

Total other expense	123,564	37,898

Income before income tax expense	(30,736)	5,924
Income tax expense	8,529	3,900

Net income	(39,265)	2,024

Add:
Depreciation, amortization and accretion	119,999	31,291
Interest expense	137,455	40,955
Income tax expense	8,529	3,900
Stock compensation expense	5,931	824

Adjusted EBITDA(2)	$232,649	$78,994

Adjustments to reconcile net income to net cash provided by operating activities:
Net income (loss)	$(39,265)	$2,024
Depreciation, amortization, and accretion	119,999	31,291
Other non-cash items	24,326	4,833
Changes in assets and liabilities	16,491	3,298

Net cash provided by operating activities	$121,551	$41,446

Adjustments to reconcile net cash provided by operating activities to cash available for distribution:
Net cash provided by operating activities	$121,551	$41,446
Changes in assets and liabilities	(16,491)	(3,298)
Deposits into/withdrawals from restricted cash accounts paid from operating cash flows	2,284	(9,401)
Cash distributions to non-controlling interests	(6,436)	(2,691)
Scheduled project-level and other debt service repayments	(16,726)	(13,631)
Non-expansionary capital expenditures(3)	(9,537)	(2,723)
Contributions received pursuant to agreements with our Sponsor	82,390	20,152
Other items	—	—

Estimated cash available for distribution by Global LLC	$157,035	$29,854

Estimated cash available for distribution to holders of Class A common stock(4)	$104,132	$19,796
Estimated aggregate annual dividend	$88,512	$16,827
Shares of Class A common stock	118,597,013	118,597,013
Estimated dividend per share of Class A common stock	$0.7463	$0.1419

(1)	Reflects all costs of doing business, including all expenses paid by our Sponsor in excess of the payments required under the Management Services Agreement.

(2)	Adjusted EBITDA, and cash available for distribution are non-GAAP measures. You should not consider these measures as alternatives to net income (loss), determined in accordance with GAAP, or net cash provided by (used in) operating activities, determined in accordance with GAAP. For definitions of Adjusted EBITDA and cash available for distribution and a complete discussion of their limitations, see footnotes (1) and (2), respectively, under the heading “Summary—Summary historical and pro forma financial data” elsewhere in this prospectus.

(3)	Represents capital expenditures for maintenance and up-keep associated with our project portfolio.

(4)	Does not give effect to any reductions of distributions on the Class B units during the Distribution Forbearance Period.

Estimated cash available for distribution for the twelve months ending June 30, 2016 and December 31, 2016

We forecast that our cash available for distribution during the twelve months ending June 30, 2016 and December 31, 2016 will be approximately $195.8 million and $231.5 million, respectively, of which we forecast $110.3 will be distributed by Global LLC to Global (assuming a 15% reserve for the prudent conduct of our business) as the holder of Class A units of Global LLC for the twelve months ending June 30, 2016 and $130.5 million for the twelve months ending December 31, 2016. This amount (together with our other sources of liquidity) would be sufficient to pay our initial quarterly dividend of $0.2750 per share on all outstanding shares of our Class A common stock immediately after completion of this offering for each quarter in the twelve months ending June 30, 2016 and December 31, 2016. Based on the assumptions described below, we forecast total available liquidity of $750.0 million (including $485.0 million of availability under the Revolver) as of June 30, 2016, assuming that we do not acquire any additional projects prior to that date.

We are providing this forecast to supplement our predecessor’s historical combined financial statements and to support our belief that we will have sufficient cash available for distribution to allow Global LLC to make distributions to Global as the holder of Class A units of Global LLC in amounts sufficient to allow Global to pay a regular quarterly dividend on all of our outstanding Class A common stock immediately after completion of this offering for each quarter in fiscal year 2015, at our initial quarterly dividend of $0.2750 per share (or $1.1000 per share on an annualized basis). Please read “—Assumptions and considerations” for further information as to the assumptions we have made for the forecast.

Our forecast is a forward-looking statement and reflects our best estimate and judgment as of the date of this prospectus of the conditions we expect to exist and the course of action we expect to take with respect to our initial portfolio of projects during each of the twelve-month periods ending June 30, 2016 and December 31, 2016. Although acquisitions are an important part of our growth strategy, the forecast does not include the effects of, and we have not included any adjustments with respect to, any acquisitions we may complete during the periods covered by our forecast. It should be read together with the historical combined financial statements and the accompanying notes thereto included elsewhere in this prospectus and “Management’s discussion and analysis of financial condition and results of operations.” We believe that we have a reasonable basis for these assumptions and that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. The assumptions and estimates underlying the forecast, as described below under “—Assumptions and considerations,” are inherently uncertain and, although we consider them reasonable as of the date of this prospectus, they are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from forecasted results, including, among others, the risks and uncertainties described in “Risk factors.” For purposes of our forecast, we have assumed that no unexpected risks will materialize during the forecast periods. Any of the risks discussed in this prospectus, to the extent they occur, could cause actual results of operations to vary significantly from those that would enable us to generate sufficient cash available for distribution to allow Global LLC to make distributions in amounts sufficient to allow us to pay the aggregate annualized regular quarterly dividend on all outstanding shares of our Class A common stock for the twelve-month periods ending June 30, 2016 and December 31, 2016, calculated at the initial quarterly dividend rate of $0.2750 per share (or $1.1000 per share on an annualized basis). Accordingly, there can be no assurance that the forecast will be indicative of our future performance or that actual results will not differ materially from those presented in the forecast. If our forecasted results are not achieved, we may not be able to pay a regular quarterly dividend to holders of our Class A common stock at our initial quarterly dividend level or at all. Inclusion of the forecast in this prospectus should neither be regarded as a fact nor a representation by us, the underwriters or any other person that the results contained in the forecast will be achieved.

The accompanying forecast was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants, or the “AICPA,” with respect to prospective financial information. Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to our forecast, nor have they expressed any opinion or any other form of assurance on our forecast or its achievability, and neither our independent auditors nor any other independent accountants assume responsibility for, and claim any association with, our forecast.

We do not undertake any obligation to release publicly any revisions or updates that we may make to the forecast or the assumptions used to prepare the forecast to reflect events or circumstances after the date of this prospectus. In light of this, the statement that we believe that we will have sufficient cash available for distribution (together with our other sources of liquidity) to allow Global LLC to make distributions to Global as the holder of Class A units of Global LLC in amounts sufficient to allow Global to pay the full regular quarterly dividend on all of our Class A common stock outstanding immediately after the completion of this offering for each quarter in the twelve-month periods ending June 30, 2016 and December 31, 2016, based on our initial quarterly dividend rate of $0.2750 per share (or $1.1000 per share on an annualized basis), should not be regarded as a representation by us, the underwriters or any other person that we will pay such dividends. Therefore, you are cautioned not to place undue reliance on this information.

TerraForm Global, Inc.

Estimated cash available for distribution

(in thousands, except share and per share data)	12 Months Ending June 30, 2016	Year Ending December 31, 2016
Operating revenues	$397,201	$466,978

Operating costs and expenses:
Cost of operations	70,629	83,175
Depreciation, amortization and accretion	137,770	141,891
General and administration(1)	26,734	26,129

Total operating costs and expenses	235,132	251,196

Operating income	162,069	215,782

Other expense:
Interest expense	151,431	167,228
Other expense(2)	10,476	12,511

Total other expense	161,907	179,739

Income before income tax expense	162	36,043
Income tax expense	7,155	8,762

Net Income	$(6,994)	27,281

Add:
Depreciation, amortization and accretion	137,770	141,891
Interest expense	151,431	167,228
Income tax expense	7,155	8,762
Stock compensation expense	5,437	4,832

Adjusted EBITDA(3)	$294,800	$349,994

Adjustments to reconcile net income to net cash provided by operating activities:
Net income	(6,994)	27,281
Depreciation and accretion	137,770	141,891
Other non-cash items	5,437	4,832
Changes in assets and liabilities	(10,730)	(7,939)

Net cash provided by operating activities	$125,483	$166,065

Adjustments to reconcile net cash provided by operating activities to cash available for distributions:
Net cash provided by operating activities	125,483	166,065
Changes in assets and liabilities	10,730	7,939
Deposits into/withdrawals from restricted cash accounts paid from operating cash flows	(1,586)	(1,357)
Cash distributions to non-controlling interests	(15,995)	(14,033)
Scheduled project-level and other debt service repayments	(27,793)	(37,961)
Non-expansionary capital expenditures(4)	(5,561)	(545)
Contributions received pursuant to agreements with our Sponsor	102,889	107,417
Other items	7,641	3,928

Estimated cash available for distribution by Global LLC	$195,808	$231,452

Estimated cash available for distribution to holders of
Class A common stock	129,843	153,478
Estimated aggregate annual dividend	130,457	130,457
Shares of Class A common stock	118,597,013	118,597,013
Estimated dividend per share of Class A common stock(5)	1.1000	1.1000

(1)	Reflects all costs of doing business, including stock compensation expense and all expenses paid by our Sponsor in excess of the payments required under the Management Services Agreement.

(2)	Other (income) expense includes withholding tax payments and foreign exchange hedging costs representing 3% and 2% of project-level CAFD, respectively.

(3)	Adjusted EBITDA and cash available for distribution are non-GAAP measures. You should not consider these measures as alternatives to net income (loss), determined in accordance with GAAP, or net cash provided by (used in) operating activities, determined in accordance with GAAP. For definitions of Adjusted EBITDA and cash available for distribution and a complete discussion of their limitations, see footnotes (1) and (2), respectively, under the heading “Summary—Summary historical and pro forma financial data” elsewhere in this prospectus.

(4)	Represents capital expenditures for maintenance and up-keep associated with our project portfolio.

(5)	With respect to our first dividend payable on December 15, 2015, we intend to pay a pro-rated dividend (calculated from the completion of the this offering through and including September 30, 2015) of $0.1704 per share of Class A common stock.

Assumptions and considerations

Set forth below are the material assumptions that we have made to demonstrate our ability to generate our estimated Adjusted EBITDA and estimated cash available for distribution for each of the twelve months ending June 30, 2016 and December 31, 2016. The forecast has been prepared by and is the responsibility of our management. Our forecast reflects our judgment of the conditions we expect to exist and the course of action we expect to take during the forecast period. While the assumptions disclosed in this prospectus are not all inclusive, such assumptions are those that we believe are material to our forecasted results of operations. We believe we have a reasonable basis for these assumptions. We believe that our historical results of operations will approximate those reflected in our forecast. However, we can give no assurance that our forecasted results will be achieved. We have assumed that no unexpected risks will materialize during the forecast periods. There will likely be differences between our forecasted and our historical results, and those differences may be material. If our forecast is not achieved, we may not be able to pay cash dividends on our Class A common stock at the initial quarterly dividend level or at all.

General considerations

•

The forecast assumes that on August 5, 2015, we will raise: (i) net proceeds of $618.1 million in this offering (after deducting underwriting discounts and commissions, the structuring fee and offering expenses payable by us) through the issuance of 45,000,000 of our shares of Class A common stock at a price of $15.00 per share; (ii) and net proceeds of $62.8 million from the sale of 4,500,000 shares of our Class A common stock in the Class A Common Private Placement; and (iii) gross proceeds of $810.0 million from the issuance of the Senior Notes. We have also assumed that immediately following the completion of this offering, Global LLC will have 118,597,013 Class A units and 60,252,086 Class B units outstanding and that all of such Class A units will be held by Global. The forecast also assumes that the proceeds of this offering will be used as described in “Use of proceeds” elsewhere in this prospectus and that in connection with the completion of this offering, the other transactions contemplated upon under the heading “Summary—Organizational Transactions” will have been completed on or prior to the closing of this offering (other than the exercise by the underwriters of their option to purchase additional shares of our Class A common stock).

•

The pro forma period for the year ended December 31, 2014 includes the results for our initial portfolio, which have a total net capacity of 1,061.2 MW, which does not include any projects for which we hold a minority interest. Projects with a total net capacity of 344.9 MW are expected to reach COD in 2015.

•	The forecast periods include the results of the projects that will be included in our initial portfolio.

•	The forecast periods include the results of operations for the projects in our initial portfolio, each of which reached COD prior to the beginning of such periods.

•

Revenues reflect the terms specified in the PPAs or similar offtake arrangements for 100% of energy production. The electricity pricing used in the forecast is based on our expected annual electricity generation and contracted sales under PPAs or similar offtake arrangements.

•

Cost of operations and expenses are forecast based on historical experience, contracted service arrangements and other management estimates. We believe the forecast cost structure is reasonable based on leveraging our existing infrastructure, our experience in operating the projects and expected economies of scale from the additional contributed and acquired projects.

•

The forecast assumes our projects will operate within budgeted operating costs, including with respect to operations and maintenance activities pursuant to our O&M agreements and that there will be no unusual, non-recurring or unexpected operating, repair or maintenance charges.

•

The historical period and the forecast periods only include projects that we have included in our initial portfolio and do not include any of the Call Right Projects or the Third-Party Call Right Projects.

Revenue

We estimate that we will generate revenue of $397.2 million for the twelve months ending June 30, 2016 and $467.0 million for the twelve months ending December 31, 2016, compared to $298.9 million for the unaudited pro forma year ended December 31, 2014. The increase in our forecasted periods compared to the historical pro forma period is attributed to higher generation as a result of the additional contributed and acquired projects referenced in the general considerations. We estimate megawatts in operation will be 1,119.5 MW for the twelve months ending June 30, 2016 and 1,406.1 MW for the period ending December 31, 2016, compared to 1,061.2 MW for the unaudited pro forma year ended December 31, 2014. Our revenues are primarily a result of the energy produced at our projects and the rates for incentives and rates for sale of generation established under PPAs for each project. We estimate 3,748.2 GWh of production for the twelve months ending June 30, 2016, and 4,396.3 GWh for the twelve months ending December 31, 2016, compared to 2,426.8 GWh for the unaudited pro forma year ended December 31, 2014. We estimate that 5.6% and 6.2% of revenue will come from incentives in the twelve-month periods ending June 30, 2016 and December 31, 2016, respectively, compared to 0.7% for the unaudited pro forma year ended December 31, 2014. The forecasted amount of revenues with respect to individual projects are approximately proportional to the generation capacity of such project and correlated to the respective dates as of which the project commenced or will commence operations.

None of the projects in our initial portfolio account for more than 19% of forecasted GWh or 13% of forecasted revenue during the periods presented. The six largest projects, or 14% of the projects in our initial portfolio, encompass 21 out of 72, or 29%, of the total sites in our initial portfolio. These six projects account for approximately 55% of GWh and 42% of forecasted revenue during the periods presented. These projects are distributed across a range of sites, and are delineated by separate physical operating systems and grid interconnections, reducing the impact of equipment failures and other operating risks on the entire project.

Cost of operations

We estimate that we will incur a cost for operations expense of $70.6 million for the twelve months ending June 30, 2016 and $83.2 million for the twelve months ending December 31, 2016, compared to $47.4 million for the unaudited pro forma year ended December 31, 2014. This increase in our forecasted periods from the pro forma historical period is primarily attributed to the additional contributed and acquired projects referenced in the general considerations.

Depreciation, amortization and accretion

We estimate that we will incur depreciation, amortization and accretion expense of $137.8 million for the twelve months ending June 30, 2016 and $141.9 million for the twelve months ending December 31, 2016 compared to $120.0 million for the unaudited pro forma year ended December 31, 2014. This increase in our forecasted periods from the pro forma historical period is primarily attributed to the additional contributed and acquired projects referenced in the general considerations. Forecasted depreciation and accretion expense reflects management’s estimates, which are based on consistent average depreciable asset lives and depreciation methodologies under GAAP. We have assumed that the average depreciable asset lives are 25, 30 and 40 years for our wind, solar and hydro-electric energy systems, respectively.

General and administrative

We estimate that we will incur general and administrative expenses of $26.7 million for the twelve months ending June 30, 2016 and $26.1 million for the twelve months ended December 31, 2016, compared to

$38.7 million for the unaudited pro forma year ended December 31, 2014. These expenses include stock compensation expense of $5.4 million and $4.8 million during the twelve months ending June 30, 2016 and December 31, 2016, respectively, and all costs of doing business.

Capital expenditures

We define growth capital expenditures as costs incurred by our Sponsor for contributed projects and payments to third parties for acquired projects. We estimate these costs to be $0.0 million for the twelve months ending June 30, 2016 and $0.0 million for the twelve months ending December 31, 2016, compared to $354.5 million for the unaudited pro forma year ended December 31, 2014.

Financing and other

We estimate that interest expense will be $151.4 million for the twelve months ending June 30, 2016 and $167.2 million for the twelve months ending December 31, 2016, compared to $137.5 million for the unaudited pro forma year ended December 31, 2014. Forecasted interest expense is based on the following assumptions:

•	we estimate that our debt level will be approximately $1,748.7 million as of June 30, 2016 and $1,716.2 million as of December 31, 2016; and

•	we estimate that our borrowing costs will average 8.7% and 9.7% for the twelve-month periods ending June 30, 2016 and December 31, 2016, respectively.

We estimate that principal amortization of indebtedness will be $27.8 million for the twelve months ending June 30, 2016 and $38.0 million for the twelve months ending December 31, 2016, compared to $16.7 million for the unaudited pro forma year ended December 31, 2014. The increase is primarily attributed to additional amortization following COD for projects in our initial portfolio and acquisitions.

Our projects

The forecast above assumes that our portfolio of projects will consist of our initial portfolio during the relevant periods. See “Business–Our portfolio–Our initial portfolio.” All the projects we have included in our initial portfolio have already reached their COD, with the exception of eight projects with an aggregate of 286.8 MW, each of which is expected to reach COD in the second half of 2015. Our initial portfolio includes the Contributed Projects, the Acquired Projects and those projects that we expect to acquire in connection with the closing of the Pending Acquisitions. All of the Contributed Projects will be transferred to us prior to or concurrently with the completion of this offering, except for (i) the Contributed Construction Projects, which our Sponsor has committed to contribute to us at the time each project achieves its respective COD, and (ii) the SE 25 project, for which we have the right to receive cash distributions from the project company pursuant to an intercompany debt instrument.

The Pending Acquisitions include (i) approximately 327.0 MW of projects that we expect to acquire substantially concurrently with this offering, (ii) approximately 442.5 MW of projects that we expect to acquire shortly after this offering upon receipt of the necessary governmental and lender consents and (iii) approximately 158.4 MW of projects that we expect to acquire during the remainder of 2015 when such projects are expected to reach COD. Specifically, we do not expect to complete the Pending Acquisitions consisting of an 82.0 MW solar project located in Honduras (Choluteca), a 26.4 MW solar project located in Uruguay (Alto Cielo) or a 50.0 MW wind project located in Costa Rica (Orosi) until the projects achieve their respective COD, which is expected to occur in the second half of 2015. We also do not expect to complete acquisitions of the 41.8 MW hydro project (ESPRA) that is part of the Renova Transaction, the 101.6 MW of wind projects being acquired as part of the FERSA Transaction or 194.0 MW of projects in operation that are being acquired in the GME Transaction (PESRL, Eolo,

Cerro De Hula) until after the completion of this offering upon receipt of the necessary governmental and lender consents. The pending governmental consents are administrative in nature and have required statutory review periods that will not have been completed at the time of this offering.

We have forecasted that the ESPRA project that is part of the Renova Transaction and the PESRL, Eolo and Cerro de Hula projects that are part of the GME Transaction will collectively contribute an aggregate of $78.3 million and $89.1 million to our operating revenues and $21.4 million and $22.9 million to our estimated cash available for distribution by Global LLC for purposes of our projected estimated cash available for distribution for the twelve months ending June 30, 2016 and December 31, 2016, respectively. These forecasted amounts may prove to be inaccurate if we do not complete or otherwise encounter unexpected delays in the completion of these Pending Acquisitions. Except as part of the completion of the Pending Acquisitions, we have assumed that we will not make any additional acquisitions during the forecast periods. See “Risk factors–Risks related to our business–Our forecasted and unaudited pro forma financial information included elsewhere in this prospectus assumes the completion of all of the Pending Acquisitions.”

Megawatt-hours sold

Our ability to generate sufficient cash available for distribution to pay dividends to holders of our Class A common stock is primarily a function of the volume of electricity generated and sold by our solar energy projects as well as, to a lesser extent, where applicable, other environmental attributes related to energy generation. The volume of electricity generated and sold by our projects during a particular period is also impacted by the number of projects that have commenced commercial operations, as well as both scheduled and unexpected repair and maintenance required to keep our projects operational. The volume of electricity generated and sold by our projects will be negatively impacted if any projects experience higher than normal downtime as a result of equipment failures, electrical grid disruption or curtailment, weather disruptions or other events beyond our control. We have assumed that unscheduled outages during the forecast periods will be consistent with our historical experience.

As of March 31, 2015, the weighted average (based on megawatts) remaining life of our PPAs was 19 years. Pricing under the PPAs is contracted for the duration of the contract for all projects. Certain of our PPAs will have price escalators based on an index (such as the consumer price index) or other rates specified in the applicable PPA.

Regulatory, industry and economic factors

Our estimated results of operations for the forecasted period are based on the following assumptions related to regulatory, industry and economic factors:

•	the Pending Acquisitions will be completed on the timetables currently contemplated and there will be no delays in the expected COD for the Contributed Construction Projects;

•	no material nonperformance or credit-related defaults by customers, suppliers, our Sponsor or any of our customers;

•

no new or material amendments to national, provincial, state and local laws or regulations (including tax laws, tariffs and regulations), or interpretation or application of existing laws or regulations, relating to renewable energy generally, or solar energy specifically, that in either case will be materially adverse to our business or our suppliers’, our Sponsor’s or any of our customers’ businesses or operations;

•	no material adverse effects to our business, industry or our suppliers’, our Sponsor’s or any of our customers’ businesses or operations on account of natural disasters;

•	no material adverse change resulting from supply disruptions, reduced demand for electricity or electrical grid or interconnection disruption or curtailment;

•	no material adverse changes in market, regulatory and overall economic conditions; and

•	no material adverse changes in the existing regulatory framework, such as regulations relating to net metering or third-party ownership of electrical generation.

Exhibit F

Unaudited pro forma condensed consolidated financial statements

The unaudited pro forma condensed consolidated financial statements for the year ended December 31, 2014 and as of and for the three months ended March 31, 2015 have been derived from the predecessor audited and unaudited combined financial statements appearing elsewhere in this prospectus and give pro forma effect to the Organizational Transactions, including the use of the estimated net proceeds from this offering, and the completion of the Contributed Projects and the Acquisitions. The unaudited pro forma condensed consolidated statements of operations give effect to the Organizational Transactions and the Acquisitions as if they had occurred on January 1, 2014. The unaudited pro forma condensed consolidated balance sheet reflects such transactions as if they had occurred on March 31, 2015. We derived the following unaudited pro forma condensed consolidated financial statements or the “pro forma financial statements” by applying pro forma adjustments to the predecessor combined financial statements and the financial statements of the businesses that have been or will be acquired in the Acquisitions included elsewhere in this prospectus. The predecessor combined financial statements appearing elsewhere in this prospectus are intended to represent the financial results of our Sponsor’s solar assets that will be contributed to Global LLC as part of the Contributed Projects for that period.

The Formation Transactions for which we have made pro forma adjustments are as follows:

•	the contribution of Contributed Projects and the acquisition of the Acquired Projects;

•

Global LLC’s entry into the $150.0 million Bridge Facility on December 22, 2014, which was amended on May 6, 2015 to increase the aggregate principal commitment to $450.0 million, of which $87.5 million was subsequently prepaid with a portion of the net proceeds from the Units Private Placements, and which was further amended on June 5, 2015 to increase the aggregate principal commitment to $550.0 million;

•	Global LLC’s use of the Bridge Facility to fund a portion of the Acquisitions’ purchase price and the reduction of certain project-level indebtedness;

•	the sale of 510,000 Class D units of Global LLC in the Units Private Placements for an aggregate of $510.0 million in cash; and

•

Global LLC’s use of the net proceeds from the Units Private Placements to fund a reduction in borrowings under the Bridge Facility, a portion of the Acquisitions’ purchase price and the reduction of certain project-level indebtedness.

The Offering Transactions for which we will make pro forma adjustments are as follows:

•

the amendment and restatement of Global’s certificate of incorporation to provide for Class A common stock, Class B common stock and Class B1 common stock, and the concurrent conversion of (i) SunEdison’s interest in Global’s common equity into shares of Class B common stock and (ii) certain equity interests held by certain of our executives and other employees of SunEdison into shares of Class A common stock;

•

the issuance of restricted stock units to be granted to several persons who have provided or are expected to provide services to us in connection with the completion of this offering, or the “IPO Grants”;

•

the amendment of Global LLC’s operating agreement to provide for Class A units, Class B units and Class B1 units and to convert SunEdison’s units into Class B units, issue the IDRs to our Sponsor and appoint Global as the sole managing member of Global LLC;

•

the sale of 45,000,000 shares and 4,500,000 shares of our Class A common stock to the purchasers in this offering and the Class A Common Private Placement, respectively, in exchange for gross proceeds of $675.0 million and $67.5 million, respectively, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, reduced for underwriting discounts and commissions, the structuring fee and offering expenses payable by us of $61.6 million;

•

our use of all of the net proceeds from this offering and the Class A Common Private Placement to purchase newly issued Class A units of Global LLC, representing 27.7% of Global LLC’s outstanding membership units, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock;

•	Global Operating LLC’s issuance of an aggregate principal amount of $810.0 million in Senior Notes;

•

Global LLC’s use of the net proceeds received from Global, together with the net proceeds from the issuance of the Senior Notes, to repay the outstanding principal amount of the Bridge Facility (including accrued interest), to pay fees and expenses associated with the Revolver and the issuance of the Senior Notes, to repay certain project-level debt, to fund a portion of the Acquisitions’ purchase price and the repayment of certain project-level indebtedness;

•

the completion of the Pending Acquisitions, including the issuance of 21,418,467 shares, 544,057 shares and 701,754 shares of Class A common stock to Renova, BioTherm (or its affiliate) and GME, the selling parties in the Renova Transaction, the BioTherm Transaction and the GME Transaction, respectively;

•	the issuance of 36,471,735 shares of Class A common stock in exchange for Class D units previously issued by Global LLC as part of the Units Private Placements;

•	Global Operating LLC’s execution of a new $485.0 million Revolver, which will remain undrawn at the completion of this offering; and

•	our entering into the Support Agreement, the Management Services Agreement, the Repowering Services Agreement, the Interest Payment Agreement and the Project Investment Agreement with our Sponsor.

The pro forma adjustments we have made with respect to the Acquisitions are as follows:

•	adjustments to record acquired assets and assumed liabilities at their fair value;

•	adjustments to reflect depreciation and amortization, as applicable, of fair value adjustments for acquired property and equipment, intangible assets and debt assumed; and

•	adjustments to reflect operating activity of the Acquired Projects.

The pro forma financial statements combine the predecessor combined financial statements and the historical financial statements of the project-level entities acquired in the Acquisitions to illustrate the effect of the Acquisitions. The pro forma financial statements were based on, and should be read in conjunction with:

•	the accompanying notes to the pro forma financial statements;

•

the predecessor combined financial statements as of and for the year ended December 31, 2014 and as of and for the three months ended March 31, 2015 and the notes relating thereto included elsewhere in this prospectus; and

•

the financial statements of the project-level entities acquired or to be acquired in the Acquisitions as of and for the year ended December 31, 2014 and as of and for the three months ended March 31, 2015 and the notes relating thereto included elsewhere in this prospectus.

The predecessor combined financial statements have been adjusted in the pro forma condensed consolidated financial statements to give pro forma effect to events that are (1) directly attributable to the Acquisitions, (2) factually supportable and (3) with respect to the pro forma condensed consolidated statement of operations, expected to have a continuing impact on the combined results.

As described in the accompanying notes, the unaudited pro forma condensed consolidated financial statements have been prepared using the acquisition method of accounting under existing GAAP. The predecessor has been treated as the acquirer in the Acquisitions for accounting purposes. The purchase price will be allocated to the assets and liabilities of the businesses that have been or will be acquired in the Acquisitions based upon their estimated fair values as of the date of completion of the applicable Acquisition. The allocation is dependent on certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a final definitive allocation. A final determination of the fair value of the assets and liabilities of the businesses that have been or will be acquired in the Acquisitions, which cannot be made prior to the completion of the relevant transaction, will be based on the actual net tangible and intangible assets of the businesses that have been or will be acquired in the Acquisitions that existed as of the date of completion of the applicable Acquisition. Accordingly, the pro forma purchase price adjustments are preliminary, subject to future adjustments, and have been made solely for the purpose of providing the unaudited pro forma condensed consolidated financial information presented below. Adjustments to these preliminary estimates are expected to occur and these adjustments could have a material impact on the accompanying unaudited pro forma condensed consolidated financial statements, although we do not expect the adjustments to have a material effect on the combined company’s future results of operations and financial position.

The unaudited pro forma condensed consolidated financial statements are presented for informational purposes only. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma condensed consolidated financial statements do not purport to represent what our results of operations or financial condition would have been had the transactions to which the pro forma adjustments relate actually occurred on the dates indicated, and they do not purport to project our results of operations or financial condition for any future period or as of any future date. This offering is not conditioned on the prior closing of the Pending Acquisitions, and we cannot assure you that all of the Pending Acquisitions will be consummated on the timetable currently contemplated.

The unaudited pro forma condensed consolidated balance sheet and statement of operations should be read in conjunction with the sections entitled “Summary—Organizational Transactions,” “Use of proceeds,” “Capitalization,” “Selected historical combined financial data,” “Management’s discussion and analysis of financial condition and results of operations,” “Certain relationships and related party transactions—Management Services Agreement” and the historical financial statements and related notes thereto included elsewhere in this prospectus. See “Risk factors—Risks related to our business—Our pro forma financial information included elsewhere in this prospectus assumes the completion of the Pending Acquisitions.”

Unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2015

			Pro forma adjustments
(in thousands, except share and per share data)	Predecessor	Acquisitions(1)	Acquisition adjustments		Additional Formation Transactions	Offering Transactions		TerraForm Global, Inc. Pro forma

Statement of Operations Data(i):
Revenue	$17,806	$94,865	$—		$—	$—		$112,671

Operating costs and expenses:
Cost of operations	358	21,187	269	(2)	—	—		21,814
Cost of operations—affiliate	964	373	(269	)(2)	—	—		1,068
General and administrative	4,486	6,238	161	(3)	110 (7)	714	(7)	11,709
General and administrative—affiliate	2,967	161	(161	)(3)	—	—	(9)	2,967
Depreciation, amortization and accretion	2,735	18,825	9,730	(4)	—	—		31,291

Total operating costs and expenses	11,510	46,784	9,730		110	714		68,849

Operating income (loss)	6,296	48,081	(9,730)		(110)	(714)		43,822

Other (income) expense:
Interest (income) expense	16,821	28,772	—		1,936 (8)	(6,574	)(10)	40,955
Other (income) expense, net	(418)	(2,639)	—		—	—		(3,057)

Total other expense, net	16,403	26,133	—		1,936	(6,574)		37,898

Income (loss) before income tax (benefit) expense	(10,107)	21,948	(9,730)		(2,046)	5,860		5,924
Income tax expense (benefit)	1,118	3,223	(2,005	)(5)	826 (5)	739	(11)	3,900

Net income (loss)	(11,225)	18,725	(7,725)		(2,872)	5,121		2,024
Less net income attributable to non-controlling interest	—	—	(518	)(6)	—	30	(12)	(489)

Net income (loss) attributable to Global	$(11,225)	$18,725	$(8,242)		$(2,872)	$5,150		$1,535

Pro forma basic and diluted earnings per share(13)								$0.01
Pro forma weighted average shares outstanding—basic(13)								118,597,013
Pro forma weighted average shares outstanding—diluted(13)								179,831,813

(i)	Amounts may not sum due to rounding.

(1)	The following table represents the consolidating schedule of the historical results of the businesses that have been or will be acquired in the Acquisitions reflected in the unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2015 derived from their historical financial statements:

(in thousands)	Chint — NSM 24(a)	BioTherm	Chint — Soutpan/ Witkop(c)	FERSA(a)	Hercules	LAP(d)(f)	Renova(e)(g)	GME(h)	Total Acquisitions

Statement of Operations Data:
Revenue	$1,408	$6,162	$9,274	$1,694	$6,192	$6,934	$20,322	$42,879	$94,865

Operating costs and expenses:
Cost of operations(b)	104	327	717	461	304	897	2,201	16,176	21,187
Cost of operations—affiliate(b)	—	373	—	—	—	—	—	—	373
General and administrative	30	317	223	97	310	394	1,636	3,231	6,238
General and administrative—affiliate	—	161	—	—	—	—	—	—	161
Depreciation, amortization and accretion	292	1,303	1,694	879	3,784	726	5,733	4,414	18,825

Total operating costs and expenses	426	2,481	2,634	1,437	4,398	2,017	9,570	23,821	46,784

Operating income (loss)	982	3,681	6,640	257	1,794	4,917	10,752	19,058	48,081
Other (income) expense:
Interest expense, net	823	2,168	6,073	1,290	2,435	2,832	6,513	6,638	28,772
Other (income) expense	—	(283)	(1,139)	(142)	(2,486)	3,294	(1,901)	18	(2,639)

Total other (income) expense, net	823	1,885	4,934	1,148	(51)	6,126	4,612	6,656	26,133

Income (loss) before income tax expense	159	1,796	1,706	(891)	1,845	(1,209)	6,140	12,402	21,948
Income tax expense (benefit)	126	570	(252)	(539)	(11)	1,044	1,315	970	3,223

Net income (loss)	$33	$1,226	$1,958	$(352)	$1,856	$(2,253)	$4,825	$11,432	$18,725

(a)	The statement of operations for the three months ended March 31, 2015 has been translated from Indian Rupee to U.S. dollars at the average three-months ended March 31, 2015 rate of 0.016090 INR/USD.

(b)	BioTherm cost of operations consists of operations management fees and plant operating costs on the BioTherm historical financial statements. BioTherm cost of operations—affiliate consists of operations management fees—related party and plant operating costs—related party on the BioTherm historical financial statements.

(c)	The statement of operations for the three months ended March 31, 2015 has been translated from South African Rand to U.S. dollars at the average three-months ended March 31, 2015 rate of 0.084933 ZAR/USD.

(d)	The statement of operations for the three months ended March 31, 2015 has been translated from Peruvian Nuevo Sol to U.S. dollars at the average three-months ended March 31, 2015 rate of 0.318830 PEN/USD.

(e)	The statement of operations for the three months ended March 31, 2015 has been translated from Brazilian Real to U.S. dollars at the average three-months ended March 31, 2015 rate of 0.341640 BRL/USD.

(f)	The unaudited historical statement of operations for the LAP Transaction is presented in accordance with GAAP and has been derived from the unaudited historical statement of comprehensive income of Empresa de Generación Eléctrica de Junĺn S.A.C. and Hidroeléctrica Santa Cruz S.A.C. (collectively “LAP”) for the three months ended March 31, 2015, prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB” (specifically, International Accounting Standard No. 34 Interim Financial Reporting). The historical IFRS statements of comprehensive income of LAP have been adjusted by reclassifying certain line items in order to conform to the predecessor’s statement of operations presentation which is under GAAP. The adjustment to depreciation and amortization expense to align depreciable lives with Global’s policy is included in footnote (4). No other significant adjustments were necessary to conform LAP’s historical IFRS accounting policies to that of the GAAP policies of the predecessor.

(g)	The unaudited historical statement of operations for Renova is presented in accordance with GAAP and has been derived from the unaudited historical condensed combined income statement of Renova Energy Projects I for the three month period ended March 31, 2015, prepared in accordance with IFRS, as issued by IASB (specifically, International Accounting Standard No. 34 Interim Financial Reporting). The historical IFRS income statement information of Renova has been adjusted by reclassifying certain line items in order to conform to the predecessor’s statement of operations presentation which is under GAAP. The adjustment to depreciation and amortization expense to align depreciable lives with Global’s policy is included in footnote (4). No other significant adjustments were necessary to conform Renova’s historical IFRS accounting policies to that of the GAAP policies of the predecessor.

(h)	The unaudited historical statement of operations for the GME Transaction is presented in accordance with GAAP and has been derived from the unaudited historical statements of comprehensive income of Energĺa Eólica de Honduras, S.A. (“Ceno de Hula”), Eolo de Nicaragua, S.A. (“EOLO”), Inversiones Eólicas de Orosĺ Dos, S.A. (“Orosi”) and Plantas Eólicas, S.R.L. (“PESRL”) for the three months ended March 31, 2015, prepared in accordance with IFRS (as issued by IASB) (specifically, International Accounting Standard No. 34 Interim Financial Reporting). Below is a summary of the IFRS to GAAP adjustments:

(in thousands)	Cerro de Hula	Eolo	Orosi	PESRL	Combined historical (IFRS)(i)	IFRS to GAAP adjustments		Historical adjusted (GAAP)
Revenue	$20,028	$8,451	$17,641	$2,541	$48,661	$(5,782)	(ii), (iii)	$42,879

Operating costs and expenses:
Cost of operations	2,610	1,194	11,860	512	16,176	—		16,176
Cost of operations—affiliate	—	—	—	—	—	—		—
General and administrative	66	79	2,804	282	3,231	—		3,231
General and administrative—affiliate	—	—	—	—	—	—		—
Depreciation, amortization, and accretion	3,373	1,014	15	12	4,414	—		4,414	(vi)

Total operating costs and expenses	6,049	2,287	14,679	806	23,821	—		23,821

Operating income (loss)	13,979	6,164	2,962	1,735	24,840	(5,782)		19,058
Other (income) expense:
Interest expense	4,669	1,963	6	—	6,638	—		6,638
Other (income) expense	63	33	59	(137)	18	—		18

Total other expense, net	4,732	1,996	65	(137)	6,656	—		6,656

Income (Loss) before income tax expense	9,247	4,168	2,897	1,872	18,184	(5,782)		12,402
Income tax expense (benefit)	(50)	306	1,526	553	2,335	(1,365)	(iv), (v)	970

Net income (loss)	$9,297	$3,862	$1,371	$1,319	15,849	$(4,417)		$11,432

(i)	The historical IFRS statements of operations of the GME operating projects have been combined and adjusted by reclassifying certain line items in order to conform to the predecessor’s statement of operations presentation presented under GAAP. There are no significant intercompany transactions between the four operating projects that require elimination.

(ii)	Revenue – Represents the reversal of the revenue recognized under IFRS in connection with the construction phase of a service concession arrangement. We reversed $0.1 million of revenue related to the adjustment for the three months ended March 31, 2015.

(iii)	Revenue – Represents the reversal of the revenue recognized for the liquidated damages under IFRS and rather recognizes the liquidated damages as a reduction in the carrying value of the intangible asset in accordance with GAAP. We reversed $5.7 million of revenue related to the adjustment for the three months ended March 31, 2015.

(iv)	Income tax – Represents the reversal of the deferred taxes recognized under IFRS related to non-monetary assets and liabilities that are remeasured from local currency into their functional currency. We recorded $0.4 million of income tax expense related to the adjustment for the three months ended March 31, 2015, calculated at the statutory rates in effect in each jurisdiction.

(v)	This adjustment reflects the tax effect of adjustments (ii) and (iii), calculated at the statutory rates in effect in each jurisdiction.

(vi)	The adjustment to depreciation and amortization expense to align depreciable lives with Global’s policy is included in footnote (4).

(2)	Cost of operations—affiliate—Represents a recharacterization of expense from related party to non-related party. The expense was related to an affiliate of BioTherm, which is an unrelated third party to us. Also includes a recharacterization of expense to related party for NSM 24 for costs incurred related to our Sponsor.

(3)	General and administrative—affiliate—Represents a recharacterization of expense from related party to non-related party. The expense was related to an affiliate of BioTherm, which is an unrelated third party to us.

(4)	Depreciation, amortization and accretion—Represents the impact of the following acquisition adjustments (in thousands):

Amortization due to fair value adjustments to intangible assets	$7,754
Depreciation due to fair value adjustments to property and equipment and alignment of depreciable lives	1,976

Total	$9,730

Depreciation of property and equipment is recognized using a straight-line method over the estimated useful lives of the solar, wind and hydro-electric energy systems, which are 30, 25 and 40 years, respectively, or the lesser of the term of the underlying property lease to which the assets are affixed.

Amortization of the fair value adjustments to intangible assets totals $7.8 million due to acquired PPA intangible assets recognized over the terms of such agreements over periods ranging from 6 to 24 years. The fair values adjustments of the Acquisitions’ intangible assets were valued primarily using a variation of the income approach. The estimate of the amortization of the PPA intangible assets is preliminary, subject to change and could vary materially from the actual adjustment at the time the acquisition is completed.

The pro forma adjustment to depreciation of $2.0 million represents the net depreciation of the fair value adjustments for the property and equipment of the businesses that have been or will be acquired in the Acquisitions and alignment of the depreciable lives to Global’s accounting policies. The fair values of property and equipment acquired were valued primarily using a cost approach and limited to what is economically supportable as indicated by an income approach. Under this approach, the fair value approximates the current cost of replacing an asset with another of equivalent economic utility adjusted for functional obsolescence and physical depreciation. The estimate is preliminary, subject to change and could vary materially from the actual adjustment at the time the acquisition is completed. The estimated remaining useful lives of the property and equipment acquired range from 6 to 40 years.

(5)	Income tax expense—Represents the adjustment to record the tax effect of pro forma adjustments to expense attributable to the Acquisitions, calculated at the statutory rates in effect in each jurisdiction. This adjustment also gives pro forma effect to the Formation Transactions, calculated using the predecessor’s estimated combined statutory federal, foreign and state tax rate.

(6)	Net income attributable to non-controlling interest—Represents the adjustment to reflect the 32.4% non-controlling interest in the BioTherm pro forma results of operations and the 49.0% non-controlling interest in the Chint-Soutpan/Witkop pro forma results of operations.

(7)	General and administrative—Represents stock compensation expense of approximately $0.1 million related to the grants of restricted stock to certain employees in connection with the formation of Global and $0.7 million of stock compensation expense related to the IPO Grants, which will be recognized over the applicable service period.

(8)

Interest expense—Represents: (i) a reduction of $5.9 million in interest expense as a result of the repayment of certain project-level indebtedness in the amount of $157.2 million using funds received from the Bridge Facility; and (ii) a net increase of $7.8 million in interest expense, net of capitalized interest, on net borrowings under the Bridge Facility of $462.5 million (after giving effect to the reduction of $87.5 million principal using a portion of the proceeds from the Units Private Placements), as if both occurred as of January 1, 2014. We are assuming all of the outstanding indebtedness of the businesses that have been or will be acquired in the Acquisitions. The fair value of debt assumed was based on market rates for similar project-level debt. Total interest for the Bridge Facility is estimated based on the effective interest rate on borrowings under the Bridge Facility of 8.5% at December 31, 2014, which increased by 0.5% on

May 22, 2015 and increases by 0.25% each 90 days thereafter until the maturity in December 2016 or repayment of all outstanding indebtedness under the Bridge Facility. The actual interest rates may vary from that estimate and a 1/8 variance in the estimated interest rate would result in a $0.1 million change in pro forma interest expense for the three months ended March 31, 2015. See “Description of certain indebtedness—Bridge Facility.”

(9)	General and administrative-affiliate—General and administrative expenses include certain historical costs incurred by our Sponsor and allocated to our accounting predecessor. These costs are not necessarily indicative of costs which would have been incurred had Global been a standalone entity nor are these costs necessarily indicative of what our general and administrative expenses will be in the future in accordance with the terms of the Management Services Agreement with our Sponsor.

(10)	Interest expense—Represents the net impact to interest expense resulting from the (i) repayment of the Bridge Facility and certain project-level debt using a portion of the net proceeds from this offering resulting in a decrease in interest expense of $27.0 million and (ii) additional interest expense of $20.4 million resulting from the Senior Notes offering and Revolver fees.

(11)	Income tax expense—Represents the tax effect of pro forma adjustments to expense, and to give pro forma effect to the Offering Transactions, calculated using the predecessor’s estimated combined statutory federal, foreign and state tax rate.

(12)	Net income attributable to non-controlling interest—Global will become the sole managing member of Global LLC immediately prior to the consummation of this offering. After consummation of the Organizational Transactions, Global will own less than 100% of the economic interests in Global LLC but will have 100% of the voting power and control the management of Global LLC. In addition, Global LLC will own less than 100% of certain consolidated project entities. Giving pro forma effect to the Organizational Transactions, including the use of proceeds from this offering as if each had occurred on January 1, 2014, the non-controlling interest would have been 33.7% of the net income of Global LLC, which received less than 100% of the income from the underlying consolidated project entities.

(13)	Pro forma basic and diluted earnings per share—Pro forma basic and diluted earnings per share is calculated as follows:

(in thousands, except share and per share data)	Basic	Diluted

EPS Numerator:
Net earnings attributable to Class A common stock	$1,535	$2,315

EPS Denominator:
Class A shares offered hereby(a)	45,000,000	45,000,000
Class A shares issued in connection with Pending Acquisitions and Class A shares issued in connection with Private Placements	63,636,013	63,636,013
Restricted Class A shares	9,961,001	9,961,001
Assumed conversions of Class B units and dilutive effect of restricted stock units	—	61,003,067

Total Class A shares	118,597,013	179,831,813

Earnings per share(a)	$0.01	$0.01

(a)	Diluted earnings per share assumes our Sponsor exchanged all of its Global LLC Class B units for our Class A common stock on a one-for-one basis.

Unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014

			Pro forma adjustments
(in thousands, except share and per share data)	Predecessor	Acquisitions(1)	Acquisition adjustments		Formation Transactions	Offering Transactions		TerraForm Global, Inc. Pro forma

Statement of Operations Data(i):
Revenue	$39,449	$259,450	$—		$—	$—		$298,899

Operating costs and expenses:			—
Cost of operations	1,999	41,317	1,438	(2)	—	—		44,754
Cost of operations—affiliate	2,257	1,847	(1,438	)(2)	—	—		2,666
General and administrative	1,349	16,046	565	(3)	438 (8)	5,492	(8)	23,891
General and administrative—affiliate	10,850	4,476	(565	)(3)	—	—	(10)	14,761
Depreciation, amortization and accretion	7,167	73,663	39,169	(4)	—	—		119,999

Total operating costs and expenses	23,622	137,349	39,169		438	5,492		206,071

Operating income (loss)	15,827	122,101	(39,169)		(438)	(5,492)		92,828

Other (income) expense:
Interest (income) expense	24,294	101,014	—		25,702 (9)	(13,555	)(11)	137,455
Other (income) expense	(5,128)	(8,763)	—	(5)	—	—		(13,891)

Total other expense, net	19,166	92,251	—		25,702	(13,555)		123,564

Income (loss) before income tax expense	(3,339)	29,850	(39,169)		(26,140)	8,062		(30,736)
Income tax expense (benefit)	1,700	11,067	(10,628	)(6)	3,770 (6)	2,620	(12)	8,529

Net income (loss)	(5,039)	18,783	(28,541)		(29,910)	5,442		(39,265)

Less net loss attributable to non-controlling interest	—	—	7,473	(7)	—	11,300	(13)	18,772

Net income (loss) attributable to Global	$(5,039)	$18,783	$(21,068)		$(29,910)	$16,743		$(20,493)

Pro forma basic and diluted loss per share(14)								$0.17
Pro forma weighted average shares outstanding—basic(14)								118,597,013
Pro forma weighted average shares outstanding—diluted(14)								118,597,013

(i)	Amounts may not sum due to rounding.

Notes to the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014

(1)	The following table represents the consolidating schedule of the historical results of the businesses that have been or will be acquired in the Acquisitions reflected in the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014 derived from their historical financial statements:

(in thousands)
	Chint — NSM 24(a)	BioTherm	Chint — Soutpan / Witkop(c)	FERSA(a)	Hercules	LAP(d)(f)	Renova(e)(g)	GME(h)	Acquisitions
						(unaudited)	(unaudited)	(unaudited)
Statement of Operations Data:
Revenue	$5,896	$21,032	$14,702	$10,710	$24,672	$9,881	$94,331	$78,226	$259,450
Operating costs and expenses:
Cost of operations (b)	409	1,143	1,268	1,765	1,713	2,196	18,011	14,812	41,317
Cost of operations— affiliate (b)	—	1,847	—	—	—	—	—	—	1,847
General and administrative	179	1,500	1,474	308	1,872	890	7,864	1,959	16,046
General and administrative— affiliate	—	565	3,911	—	—	—	—	—	4,476
Depreciation, amortization and accretion	1,216	5,178	2,951	3,397	15,079	1,437	28,992	15,413	73,663

Total operating costs and expenses	1,804	10,233	9,604	5,470	18,664	4,523	54,867	32,184	137,349

Operating income (loss)	4,092	10,799	5,098	5,240	6,008	5,358	39,464	46,042	122,101
Other (income) expense:
Interest expense, net	3,533	8,558	12,792	5,075	10,674	4,107	32,358	23,917	101,014
Other (income) expense	—	(854)	(1,702)	(806)	(3,390)	6,185	(8,503)	307	(8,763)

Total other expense, net	3,533	7,704	11,090	4,269	7,284	10,292	23,855	24,224	92,251

Income (loss) before income tax expense	559	3,095	(5,992)	971	(1,276)	(4,934)	15,609	21,818	29,850
Income tax expense (benefit)	550	1,170	1,018	820	(46)	926	5,289	1,340	11,067

Net income (loss)	$9	$1,925	$(7,010)	$151	$(1,230)	$(5,860)	$10,320	$20,478	$18,783

(a)	The statement of operations for the year ended December 31, 2014 has been translated from Indian Rupee to U.S. dollars at the average fiscal 2014 rate of 0.016358 INR/USD.

(b)	BioTherm Cost of operations consists of operations management fees and plant operating costs on the BioTherm historical financial statements. BioTherm Cost of operations—affiliate consists of operations management fees—related party and plant operating costs—related party on the BioTherm historical financial statements.

(c)	The statement of operations for the year ended December 31, 2014 has been translated from South African Rand to U.S. dollars at the average fiscal 2014 rate of 0.0921 ZAR/USD.

(d)	The statement of operations for the year ended December 31, 2014 has been translated from Peruvian Nuevo Sol to U.S. dollars at the average fiscal 2014 year rate of 0.3453 PEN/USD.

(e)	The statement of operations for the year ended December 31, 2014 has been translated from Brazilian Real to U.S. dollars at the average fiscal 2014 rate of 0.4259 BRL/USD.

(f)	The unaudited historical statement of operations for the LAP Transaction is presented in accordance with GAAP and has been derived from the audited historical statement of comprehensive income of Empresa de Generación Eléctrica de Junĺn S.A.C. and Hidroeléctrica Santa Cruz S.A.C. for the year ended December 31, 2014, prepared in accordance with IFRS, as issued by the IASB. The historical IFRS statements of comprehensive income of LAP have been adjusted by reclassifying certain line items in order to conform to the predecessor’s statement of operations presentation which is under GAAP. The adjustment to depreciation and amortization expense to align depreciable lives with Global’s policy is included in footnote (4). No other significant adjustments were necessary to conform LAP’s historical IFRS accounting policies to that of the GAAP policies of the predecessor.

(g)	The unaudited historical statement of operations for Renova is presented in accordance with GAAP and has been derived from the audited historical combined income statement of Renova Energy Projects I for the year ended December 31, 2014, prepared in accordance with IFRS (as issued by IASB). The historical IFRS income statement information of Renova has been adjusted by reclassifying certain line items in order to conform to the predecessor’s statement of operations presentation which is under GAAP. The adjustment to depreciation and amortization expense to align depreciable lives with Global’s policy is included in footnote (4). No other significant adjustments were necessary to conform Renova’s historical IFRS accounting policies to that of the GAAP policies of the predecessor.

(h)	The unaudited historical statement of operations for the GME Transaction is presented in accordance with GAAP and has been derived from the audited historical statements of comprehensive income of Cerro de Hula, EOLO, Orosi and PESRL for the year ended December 31, 2014, prepared in accordance with IFRS (as issued by IASB). Below is the summary of the IFRS to GAAP adjustments:

(in thousands)	Cerro de Hula	Eolo	Orosi	PESRL	Combined historical (IFRS) (i)	IFRS to GAAP adjustments		Historical adjusted (GAAP)
Revenue	$48,160	$24,355	$94,519	$5,711	$172,745	$(94,519	) (ii)	$78,226
Operating costs and expenses:
Cost of operations	6,845	4,537	94,959	2,259	108,600	(93,788	) (ii)	14,812
Cost of operations—affiliate	—	—	—	—	—	—		—
General and administrative	406	353	116	1,084	1,959	—		1,959
General and administrative—affiliate	—	—	—	—	—	—		—
Depreciation, amortization and accretion	11,007	4,058	50	298	15,413	—		15,413

Total operating costs and expenses	18,258	8,948	95,125	3,641	125,972	(93,788)		32,184

Operating income (loss)	29,902	15,407	(606)	2,070	46,773	(732)		46,042

Other (income) expense:
Interest expense	15,975	7,940	—	2	23,917	—		23,917
Other (income) expense	610	193	(356)	(140)	307	—		307

Total other expense, net	16,585	8,133	(356)	(138)	24,224	—		24,224
Income (loss) before income tax expense	13,317	7,274	(250)	2,208	22,549	(732)		21,818
Income tax expense (benefit)	(165)	1,216	68	720	1,839	(499	) (iii), (iv)	1,340

Net income (loss)(vi)	$13,482	$6,058	$(318)	$1,488	$20,710	$(232)		$20,478

(i)	The historical IFRS statements of operations of the GME operating projects have been combined and adjusted by reclassifying certain line items in order to conform to the predecessor’s statement of operations presentation which is presented under GAAP. There are no significant intercompany transactions between the four operating projects that require elimination.

(ii)	Revenue and cost of operations–Represents the reversal of the revenue and related costs recognized under IFRS in connection with the construction phase of a service concession arrangement in order to conform with GAAP.

(iii)	Income taxes - Represents the reversal of the deferred taxes recognized under IFRS related to non-monetary assets and liabilities that are remeasured from local currency into their functional currency. A reduction of $0.3 million in income tax expense was recorded related to the adjustment for the year ended December 31, 2014 calculated at the statutory rates in effect in each jurisdiction.

(iv)	This adjustment reflects the tax effect of adjustment (ii) calculated at the statutory rates in effect in each jurisdiction.

(v)	The adjustment to depreciation and amortization expense to align depreciable lives with Global’s policy is included in footnote (4).
(vi)	Amounts may not sum due to rounding.

(2)	Cost of operations—affiliate—Represents a recharacterization of expense from related party to non-related party. The expense was related to an affiliate of BioTherm, which is an unrelated third party to us. Also includes a recharacterization of expense to related party for NSM 24 for costs incurred related to our Sponsor.

(3)	General and administrative—affiliate—Represents a recharacterization of expense from related party to non-related party. The expense was related to an affiliate of BioTherm, which is an unrelated third party to us.

(4)	Depreciation, amortization and accretion—Represents the impact of the following acquisition adjustments (in thousands):

Amortization due to fair value adjustments to intangible assets	$31,327
Depreciation due to fair value adjustments to property and equipment and alignment of depreciable lives	7,842

Total	$39,169

Depreciation of property and equipment is recognized using a straight-line method over the estimated useful lives of the solar, wind and hydro-electric energy systems, which is 30, 25 and 40 years, respectively, or the lesser of the term of the underlying property lease to which the assets are affixed.

Amortization of the fair value adjustments to intangible assets totals $31.3 million due to acquired PPA intangible assets recognized over the terms of such agreements over periods ranging from 6 to 24 years. The fair value adjustments for the intangible assets of the businesses that have been or will be acquired in the Acquisitions were valued primarily using a variation of the income approach. The estimate of the amortization of the PPA intangible assets are preliminary, subject to change and could vary materially from the actual adjustment at the time the acquisition is completed.

The pro forma adjustment to depreciation of $7.8 million represents the net depreciation of the fair value adjustments for the property and equipment of the businesses that have been or will be acquired in the Acquisitions and alignment of the depreciable lives to Global’s accounting policies. The fair value of property and equipment acquired was valued primarily using a cost approach and limited to what is economically supportable as indicated by an income approach. Under this approach, the fair value approximates the current cost of replacing an asset with another of equivalent economic utility adjusted for functional obsolescence and physical depreciation. The estimate is preliminary, subject to change and could vary materially from the actual adjustment at the time the applicable acquisition is completed. The estimated remaining useful lives of the property and equipment acquired ranges from 6 to 40 years.

(5)	Other (income) expense, net—As a result of our Sponsor’s contributions of its equity interests in NSM 24 to us and our acquisition of the remaining NSM 24 equity interests at the purchase price in the Chint-NSM Transaction as reflected herein, we anticipate recording $1.4 million for NSM 24 gain on remeasurement to fair value of the Sponsor’s contributed interest. This gain is not reflected in the unaudited pro forma condensed consolidated statement of operations because of its non-recurring nature.

(6)	Income tax expense—Represents the adjustment to record the tax effect of pro forma adjustments to expense attributable to the Acquisitions, calculated at the statutory rates in effect in each jurisdiction. This adjustment also gives pro forma effect to the Formation Transactions, calculated using the predecessor’s estimated combined statutory federal, foreign and state tax rate.

(7)	Net income attributable to non-controlling interest—Represents the adjustment to reflect the 32.4% non-controlling interest in the BioTherm pro forma results of operations and the 49.0% non-controlling interest in the Chint-Soutpan/Witkop pro forma results of operations.

(8)	General and administrative—Represents stock compensation expense of approximately $0.4 million related to the grants of restricted stock to certain employees in connection with the formation of Global and $5.5 million of stock compensation expense related to the IPO Grants, which will be recognized over the applicable service period.

(9)

Interest expense—Represents: (i) a reduction of $23.9 million in interest expense as a result of the repayment of certain project-level indebtedness in the amount of $157.2 million using funds received from the Bridge Facility; and (ii) an increase of $49.6 million in interest expense, net of capitalized interest, on net borrowings under the Bridge Facility of $462.5 million (after giving effect to the reduction of $87.5 million principal using a portion of the proceeds from the Units Private Placements), as if both occurred as of January 1, 2014. We are assuming all of the outstanding indebtedness of the businesses that have been or will be acquired in the Acquisitions. The fair value of debt assumed was based on market rates for similar project-level debt. Total interest for the Bridge Facility is estimated based on the effective interest rate on borrowings under the Bridge Facility of 8.5% at December 31, 2014, which increased by 0.50% on May 22, 2015 and will increase by 0.25% each 90 days thereafter until the maturity in December 2016 or repayment of all outstanding indebtedness under the Bridge Facility. The pro forma adjustment for the Bridge Facility interest expense of $49.6 million is net of estimated capitalized interest, plus an estimate of amortization of the Bridge Facility debt issuance costs and discounts. The actual interest rates may vary from that estimate and a 1/8% variance in the estimated interest rate would result in a $0.4 million change in pro forma interest expense for the year ended December 31, 2014. See “Description of certain indebtedness—Bridge Facility.”

(10)	General and administrative–affiliate—General and administrative expenses include certain historical costs incurred by our Sponsor and allocated to our accounting predecessor. These costs are not necessarily indicative of costs which would have been incurred had Global been a standalone entity nor are these costs necessarily indicative of what our general and administrative expenses will be in the future in accordance with the terms of the Management Services Agreement with our Sponsor.

(11)	Interest expense—Represents the net impact to interest expense resulting from (i) the repayment of the Bridge Facility and certain project-level debt using a portion of the net proceeds from this offering resulting in a decrease in interest expense of $95.3 million and (ii) additional interest expense of $81.7 million resulting from the Senior Notes offering and Revolver fees.

(12)	Income tax expense—Represents the tax effect of pro forma adjustments to expense, and to give pro forma effect to the Offering Transactions, calculated using the predecessor’s estimated combined statutory federal, foreign and state tax rate.

(13)	Net loss attributable to non-controlling interest—Global will become the sole managing member of Global LLC immediately prior to the consummation of this offering. After consummation of the Organizational Transactions, Global will own less than 100% of the economic interests in Global LLC but will have 100% of the voting power and control the management of Global LLC. In addition Global LLC will own less than 100% of certain consolidated project entities. Giving pro forma effect to the Organizational Transactions, including the use of proceeds from this offering as if each had occurred on January 1, 2014, the non-controlling interest would have been 38.8% of the net loss of Global LLC, which received less than 100% of the income from the underlying consolidated project entities.

(14)	Pro forma basic and diluted loss per share—Pro forma basic and diluted loss per share is calculated as follows:

(in thousands, except share and per share data)	Basic	Diluted

EPS Numerator:
Net loss attributable to Class A common stock	$20,493	$20,493

EPS Denominator:
Class A shares offered hereby	45,000,000	45,000,000
Class A shares issued in connection with Pending Acquisitions and Class A shares issued in connection with Private Placements	63,636,013	63,636,013
Restricted Class A shares	9,961,001	9,961,001
Assumed conversions of Class B units and dilutive effect of restricted stock units	—	—

Total Class A shares	118,597,013	118,597,013

Loss per share(a)	$0.17	$0.17

(a)	Diluted earnings per share excludes the assumed conversions of our sponsor’s 60,252,086 Global LLC Class B units and restricted stock units as their inclusion would have been antidilutive, given net losses.

Unaudited pro forma condensed consolidated balance sheet as of March 31, 2015

	Predecessor	Acquisitions(1)	Pro forma adjustments						TerraForm Global, Inc. Pro forma
(in thousands, except share and per share data)			Acquisition Adjustments		Additional Formation Transactions		Offering Transactions

Assets(i)

Current assets:
Cash and cash equivalents	$136,358	$55,123	$(160)		$446,613	(13)	$(351,095	)(20)	$286,839
Cash committed for construction projects	34,281	503	—		—		—		34,784
Restricted cash	20,472	39,646	2,328		20,979	(14)	(20,979	) (21)	62,446
Accounts receivable, net	12,603	75,164	(2,344	)(2)	—		—		85,423
Due from parent and affiliates	747	4,074	(4,074	)(2)	—		—		747
Deferred financing costs, net	5,263	354	(354	)(3)	5,769	(15)	(8,020	)(22)	3,012
Deferred tax assets	83	453	—		—		—	(23)	536
Other current assets	1,840	27,349	(854)		—		—		28,335

Total current assets	211,647	202,666	(5,458)		473,361		(380,094)		502,123
Property and equipment, net	415,537	1,409,279	526,719	(4)	—		—		2,351,535
Intangible assets	—	125,121	467,611	(5)	—		—		592,731
Due from parent and affiliates	140	3,300	—		—		—		3,440
Deferred financing costs, net	6,199	21,589	(21,589	)(3)	4,516	(15)	20,510	(22)	31,225
Restricted cash, long-term	22,292	93,404	(442)		40,452	(14)	(5,990	)(21)	149,716
Deferred tax assets	98	17,452	—	(6)	—		—	(23)	17,550
Other assets	29,775	27,062	(2,595	)(7)	—		—		54,242

Total Assets	$685,688	$1,899,873	$964,246		$518,330		$(365,574)		$3,702,563

Liabilities and Equity(i)

Current liabilities:
Current portion of long-term debt	$39,957	$92,532	$1,023	(8)	$(51,454	)(16)	$(58,763	)(16)	$23,295
Accounts payable	1,093	20,898	9,527	(2)	—		—		31,518
Accrued expenses and other current liabilities	2,102	56,690	(1,148	)(9)	—		—		57,644
Deferred tax liabilities	259	—	—		—		—	(23)	259
Due to parent and affiliates	34,314	197,416	(187,481	)(2)	—		—		44,249

Total current liabilities	77,725	367,536	(178,079)		(51,454)		(58,763)		156,964
Long-term debt, less current portion	517,800	1,085,479	111,211	(8)	206,776	(16)	(292,717	)(16)	1,628,549
Due to parent and affiliates	6,968	30,505	(274	)(2)	—		—		37,199
Asset retirement obligations and other liabilities	33,344	33,211	(14,131	)(2), (9)	(433	)(17)	—		51,991
Deferred tax liability	2,856	25,591	182,661	(6)	—		—	(23)	211,107

Total liabilities	$638,693	$1,542,322	$101,388		$154,889		$(351,480)		$2,085,811

Equity:
Net parent investment	$69,142	$—	$1,426	(10)	$2,309	(18)	$(72,877	)(24)	$—
Class A common stock, par value $0.01 per share, 2,750,000,000 shares authorized, no shares issued and outstanding, actual; 118,597,013 shares issued and outstanding, as adjusted	—	—	—		—		1,186	(25)	1,186
Class B common stock, par value $0.01 per share, 200,000,000 shares authorized, no shares issued and outstanding, actual; 60,252,086 shares issued and outstanding, as adjusted	—	—	—		—		603	(25)	603
Class B1 common stock, par value $0.01 per share, no shares authorized, no shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	—	—	—		—		—	(25)	—
Preferred stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual; 50,000,000 shares authorized and no shares issued and outstanding, as adjusted	—	—	—		—		—		—
Additional paid-in capital	—	—	—		486,250	(19)	531,825	(24)	1,018,075
Accumulated other comprehensive loss	(22,147)	—	—		—		—		(22,147)
Non-controlling interest	—	—	86,169	(11)	—		532,866	(26)	619,035
Members’ equity	—	357,551	775,263	(10), (12)	(125,118	)(12)	(1,007,696	)(12)	—

Total equity	46,995	357,551	862,858		363,441		(14,093)		1,616,752

Total liabilities and equity	$685,688	$1,899,873	$964,246		$518,330		$(365,574)		$3,702,563

(i)	Amounts may not sum due to rounding.

Notes to the unaudited pro forma condensed consolidated balance sheet as of March 31, 2015

(1)	The following table represents the consolidating schedule of the historical balance sheets of the businesses that have been or will be acquired in the Acquisitions reflected in the unaudited pro forma condensed consolidated balance sheet as of March 31, 2015 derived from their historical financial statements:

(in thousands)	Chint – NSM 24(a)	BioTherm	Chint – Soutpan/ Witkop(b)	FERSA(a)	Hercules	LAP(c)(e)	Renova(d)(f)	GME(g)	Acquisitions

Assets
Current assets:
Cash and cash equivalents	$9	$24,575	$9,271	$156	$4,475	$1,768	$7,142	$7,727	$55,123
Cash committed for construction projects	—	—	—	—	—	503	—	—	503
Restricted cash	7,203	—	10,739	290	5,589	—	—	15,825	39,646
Accounts receivable, net	966	4,370	6,694	956	20,019	5,453	6,894	29,812	75,164
Due from parent and affiliates	—	—	—	—	4,041	33	—	—	4,074
Deferred financing costs	55	—	12	99	—	—	188	—	354
Deferred tax assets	—	—	453	—	—	—	—	—	453
Other current assets	27	3,438	552	1,089	2,874	1,067	12,092	6,210	27,349

Total current assets	8,260	32,383	27,721	2,590	36,998	8,824	26,316	59,574	202,666
Property and equipment, net	34,146	79,781	182,645	66,818	204,285	125,455	418,704	297,445	1,409,279
Intangible assets	—	3,807	—	—	—	32	—	121,281	125,121
Due from parent and affiliates	—	—	—	—	—	—	—	3,300	3,300
Deferred financing costs	683	—	118	567	—	—	2,457	17,764	21,589
Restricted cash, long-term	2,151	—	—	5,518	391	—	52,075	33,269	93,404
Deferred tax assets	—	13,677	—	—	—	—	—	3,775	17,452
Other assets	1	—	—	1,744	3,545	10,092	2,532	9,148	27,062

Total assets	$45,241	$129,648	$210,484	$77,237	$245,219	$144,403	$502,084	$545,556	$1,899,873

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$1,303	$2,040	$1,135	$4,911	$40,543	$3,081	$21,548	$17,971	$92,532
Accounts payable	14	3,582	10	303	11,035	103	5,001	850	20,898
Accrued expenses and other current liabilities	693	2,415	1,899	85	1,402	4,049	9,893	36,254	56,690
Deferred tax liabilities	—	—	—	—	—	—	—	—	—
Due to parent and affiliates	4,562	8,325	5,484	94	178,244	608	—	99	197,416

Total current liabilities	6,572	16,362	8,528	5,393	231,224	7,841	36,442	55,174	367,536
Long-term debt, less current portion	24,595	74,095	158,389	35,317	27,990	101,179	269,242	394,672	1,085,479
Due to parent and affiliates	—	—	30,231	—	—	273	—	—	30,505
Asset retirement obligations and other long term liabilities	—	1,320	3,724	1,519	14,405	—	5,497	6,746	33,211
Deferred tax liabilities	956	14,786	1,120	2,716	525	2,560	—	2,928	25,591

Total liabilities	32,123	106,563	201,992	44,945	274,144	111,853	311,181	459,520	1,542,322

Equity:
Members’ equity / shareholder’s net investment	13,118	23,085	8,492	32,292	(28,925)	32,550	190,903	86,036	357,551

Total equity	13,118	23,085	8,492	32,292	(28,925)	32,550	190,903	86,036	357,551

Total liabilities and equity	$45,241	$129,648	$210,484	$77,237	$245,219	$144,403	$502,084	$545,556	$1,899,873

(a)	The balance sheet as of March 31, 2015 has been translated from Indian Rupee to U.S. dollars at a rate of 0.015970 INR/USD.

(b)	The balance sheet as of March 31, 2015 has been translated from South African Rand to U.S. dollars at a rate of 0.082510 ZAR/USD.

(c)	The balance sheet as of March 31, 2015 has been translated from Peruvian Nuevo Sol to U.S. dollars at a rate of 0.316830 PEN/USD.

(d)	The balance sheet as of March 31, 2015 has been translated from Brazilian Real to U.S. dollars at a rate of 0.304500 BRL/USD.

(e)	The unaudited historical balance sheet for LAP is presented in accordance with GAAP and has been derived from the unaudited historical balance sheets of Empresa de Generación Eléctrica de Junĺn S.A.C. and Hidroeléctrica Santa Cruz S.A.C. as of March 31, 2015, prepared in accordance with IFRS, as issued by the IASB (specifically, International Accounting Standard No. 34—Interim Financial Reporting). The historical IFRS balance sheet information of LAP has been adjusted by reclassifying certain line items in order to conform to the predecessor’s financial statement presentation which were prepared in accordance with GAAP. Intangible assets of $0.7 million have been reclassified to property and equipment, net, for certain capitalized development costs. The adjustment to depreciation and amortization expense to align depreciable lives with Global’s policy is included in footnote (4). No other significant adjustments were necessary to conform LAP’s historical IFRS accounting policies with that of the GAAP policies of the predecessor.

(f)	The unaudited historical balance sheet for Renova is presented in accordance with GAAP and has been derived from the unaudited condensed combined balance sheet of Renova Energy Projects I as of March 31, 2015, prepared in accordance with IFRS, as issued by IASB (specifically International Accounting Standard No. 34-Interim Financial Reporting). The historical IFRS balance sheet information of Renova has been adjusted by reclassifying certain line items in order to conform to the predecessor’s financial statement presentation. Deferred financing costs, which were classified as part of borrowings in the historical Renova IFRS balance sheet have been reclassified to current deferred financing costs and non-current deferred financing costs in the amounts of $0.2 million and $2.5 million, respectively. The adjustment to depreciation and amortization expense to align depreciable lives with Global’s policy is included in footnote (4). No other significant adjustments were necessary to conform Renova’s historical IFRS accounting policies with that of the GAAP policies of the predecessor.

(g)	The unaudited historical balance sheet for GME is presented in accordance with GAAP and has been derived from the unaudited balance sheets of Cerro de Hula, EOLO, Orosi and PESRL as of March 31, 2015, prepared in accordance with IFRS, as issued by IASB (specifically International Accounting Standard No. 34—Interim Financial Reporting). Below is the summary of the IFRS to GAAP adjustments.

(in thousands)	Cerro de Hula	Eolo	Orosi	PESRL	Combined historical (IFRS) (i)	IFRS to GAAP adjustments		Historical adjusted (GAAP)
Assets
Current assets:
Cash and cash equivalents	$2,189	$1,225	$3,465	$848	$7,727	$-		$7,727
Cash committed for construction projects	-	-	-	-	-	-		-
Restricted cash	12,095	3,690	40	-	15,825	-		15,825
Accounts receivable, net	12,539	6,335	8,612	2,326	29,812	-		29,812
Due from parent and affiliates	-	-	-	-	-	-		-
Deferred financing costs, net	-	-	-	-	-	-		-
Deferred tax assets	-	-	-	-	-	-		-
Other current assets	3,525	489	1,483	713	6,210	-		6,210

Total current assets	30,348	11,739	13,600	3,887	59,574	-		59,574
Property and equipment, net	225,370	70,589	427	1,059	297,445	-		297,445
Intangible assets	13,237	3,133	111,459	-	127,829	(6,548)	(ii)(iii)	121,281
Due from parent and affiliates	-	3,300	-	-	3,300	-		3,300
Deferred financing costs, net	-	-	-	-	-	17,764	(iv)	17,764
Restricted cash, long-term	25,704	7,565	-	-	33,269	-		33,269
Deferred tax assets	233	-	1,668	-	1,901	1,874	(v), (vi)	3,775
Other assets	2,456	534	6,145	13	9,148	-		9,148

Total assets	$297,348	$96,860	$133,299	$4,959	$532,466	$13,090		$545,556

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$10,836	$4,750	$2,385	$-	$17,971	$-		$17,971
Accounts payable	-	727	123	-	850	-		850
Accrued expenses and other current liabilities	7,160	742	27,621	731	36,254	-		36,254
Deferred tax liabilities	-	-	-	-	-	-		-
Due to parent and affiliates	-	-	-	99	99	-		99

Total current liabilities	17,996	6,219	30,129	830	55,174	-		55,174
Long-term debt, less current portion	210,411	77,469	89,028	-	376,908	17,764	(iv)	394,672
Due to parent and affiliates	-	-	-	-	-	-		-
Asset retirement obligations	829	335	189	587	1,940	-		1,940
Other Long-term liabilities	4,806	-	-	-	4,806	-		4,806
Deferred tax liability	-	2,874	-	54	2,928	-		2,928

Total liabilities	$234,042	$86,897	$119,346	$1,471	$441,756	$17,764		$459,520

Equity:
Members’ equity	63,306	9,963	13,953	3,488	90,710	(4,674)	(ii), (iii), (iv), (v)	86,036

Total equity	63,306	9,963	13,953	3,488	90,710	(4,674)		86,036

Total liabilities and equity	$297,348	$96,860	$133,299	$4,959	$532,466	$13,090		$545,556

(i)	The historical IFRS balance sheets of the GME operating projects have been combined and adjusted by reclassifying certain line items in order to conform to the predecessor’s balance sheet presentation which is under GAAP. There are no significant intercompany transactions between the four operating projects that require elimination.

(ii)	Intangible assets—The adjustment reflects the reversal of $0.9 million in intangible assets recorded under IFRS in connection with the construction phase of a service concession arrangement in order to conform with GAAP.

(iii)	Intangible assets—This adjustment reflects the reversal of the revenue recognized for the liquidated damages under IFRS and rather recognizes the liquidated damages as a $5.7 million reduction of the carrying value of the intangible asset in accordance with GAAP.

(iv)	Deferred financing costs, net—Represents the reclassification of debt issuance costs from long-term debt in accordance with GAAP.

(v)	Deferred taxes—This adjustment reflects the reversal of the $0.1 million in deferred taxes recognized under IFRS related to non-monetary assets and liabilities that are remeasured from local currency into their functional currency.

(vi)	This adjustment reflects the tax effect of adjustments (ii) and (iii) calculated at the statutory rates in effect in each jurisdiction.

(2)	Accounts receivable, accounts payable and other liabilities—Represents the recharacterization of accounts receivable, accounts payable or other payables from related party to non-related party.

(3)	Deferred financing costs—Represents adjustment for reversal of the Acquisitions’ historical deferred financing costs as the applicable debt was revalued under purchase accounting.

(4)	Property and equipment—Represents the adjustment to reflect the Acquisitions’ property and equipment at their estimated fair values. The fair values of property and equipment acquired were valued primarily using a cost approach and limited to what is economically supportable as indicated by an income approach. The fair value approximates the current cost of replacing an asset with another asset of equivalent economic utility adjusted further for functional obsolescence and physical depreciation. The estimate is preliminary, subject to change and could vary materially from the actual adjustment at the time the acquisition is completed. The estimated remaining useful lives of the property and equipment acquired range from 6 to 40 years.

(5)	Intangible assets—Represents the adjustment to record the PPAs of the businesses that have been or will be acquired in the Acquisitions at their estimated fair values. The estimated fair values were valued primarily using a variation of the income approach. The estimated remaining useful lives of the intangibles range from 6 to 24 years. The estimate is preliminary, subject to change and could vary materially from the actual adjustment at the time the acquisition is completed.

(6)	Deferred tax assets and liabilities—Represents the adjustment to recognize deferred taxes resulting from the temporary differences between fair value and the tax basis of assets and liabilities acquired.

(7)	Other assets—Represents the elimination of an intercompany loan receivable upon consolidation.

(8)	Current and long-term debt—Represents the adjustment to recognize debt assumed in the Acquisitions at fair value.

(9)	Deferred revenue—Represents the adjustment to record deferred revenue at fair value in purchase accounting.

(10)	Net parent investment—Represents a $1.4 million gain related to the Sponsor’s contribution to us of its equity method investment in NSM 24 in connection with the Chint-NSM Transaction on remeasurement to fair value of the equity method investment.

(11)	Non-controlling interest—Represents the 32.4% non-controlling interest in BioTherm and the 49.0% non-controlling interest in Chint-Soutpan/Witkop not acquired by us.

(12)	Member’s equity—Represents the reallocation of equity as a result of this offering.

(13)	Cash and cash equivalents—Represents the impact of the following adjustments:

Net proceeds from increased borrowings under the Bridge Facility	$308,909
Net proceeds from the Units Private Placements	416,598
Repayment of certain project-level and Acquired Projects’ indebtedness and penalties	(161,044)
Cash paid for Acquired Projects	(117,850)

Net adjustment	$446,613

(14)	Restricted cash—Represents proceeds from the increased borrowings under the Bridge Facility and the Units Private Placements that is required to be restricted in accordance with the terms of the arrangements.

(15)	Deferred financing costs—Represents adjustments to deferred financing costs from the net increased borrowings under the Bridge Facility.

(16)	Current and long-term debt—Represents the effect of the following Formation Transactions: (i) the additional borrowings under the Bridge Facility of $400.0 million; (ii) reduced for the repayment of $87.5 million using proceeds from the Units Private Placements; and (iii) repayment of $157.2 million of certain project-level and Acquired Projects’ indebtedness. Additionally, represents the effect of the following Offering Transactions: (i) $810.0 million of additional indebtedness as a result of the issuance of Senior Notes, net of the offering discount of $10.1 million; (ii) $462.5 million repayment of the outstanding principal amount of the Bridge Facility; and (iii) $688.9 million repayment of certain project-level debt.

(17)	Asset retirement obligations and other liabilities—Represents the settlement of the related interest rate swaps of $0.4 million in connection with the repayment of certain project-level indebtedness.

(18)	Net parent investment—Represents the net impact to net parent investment for the write-off of $1.5 million of deferred financing fees and $3.5 million of penalties on repayment of certain project-level and Acquired Projects’ debt, offset by Sponsor’s contribution of its equity method investment in NSM 24 of $7.3 million.

(19)	Additional paid-in capital—Represents proceeds from private placements of Class D units of Global LLC, net of fees and expenses.

(20)	Cash—Represents the effect of the following Offering Transactions:

Net proceeds from this offering received by Global	$618,121
Net proceeds from Class A Common Private Placement	62,775
Net proceeds from the issuance of the Senior Notes	780,574
Cash paid for Pending Acquisitions	(658,609	)(a)
Repayment of the Bridge Facility (net of restricted cash of $27.0 million)	(435,497)
Repayment of certain project-level debt and penalties	(707,546)
Payment of revolver fees	(10,913)

Net adjustment	$(351,095)

(a)	A portion of the Pending Acquisitions purchase price will be paid using the proceeds from the issuance of the Senior Notes.

(21)	Restricted cash—Represents the release of restricted cash as a result of the repayment of the Bridge Facility.

(22)

Deferred financing costs—Represents the adjustment to (i) write off current and non-current deferred financing costs of $10.8 million and $7.0 million, respectively, as a result of the repayment of the outstanding principal amount of the Bridge Facility and the repayment of certain project-level debt and (ii) recording of current and non-current deferred financing costs of $2.8 million and $27.5 million, respectively, related to the issuance of the Senior Notes and the Revolver.

(23)	Deferred tax assets and liabilities—Represents the impact to deferred taxes as a result of this offering.

(24)	Net parent investment—Represents the net impact to net parent investment for the write-off of $17.7 million of deferred financing fees and $18.6 million of penalties on repayment of certain project-level debt and the Bridge Facility. Additionally, represents the reallocation of equity as a result of this offering.

(25)	Class A, B and B1 common stock—Represents the par value of common stock issued and outstanding as a result of this offering.

(26)	Non-controlling interest—Represents the reclassification of our Sponsor’s investment and other third parties’ investments in our subsidiaries to non-controlling interest.

Note 1. Basis of Pro Forma Presentation—Acquisitions

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014 and for the three months ended March 31, 2015 give effect to the Formation Transactions, the Offering Transactions and the Acquisitions as if they were completed on January 1, 2014. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2015 gives effect to the Formation Transactions, the Offering Transactions and the Acquisitions as if they were completed on March 31, 2015.

The pro forma financial statements have been derived from the audited and unaudited combined financial statements of the predecessor (the “predecessor combined financial statements”) and the financial statements of the businesses that have been or will be acquired in the Acquisitions that are included elsewhere in this registration statement. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in connection with the pro forma financial statements.

The pro forma financial statements were prepared using the acquisition method of accounting under GAAP. The predecessor has been treated as the acquirer in the Acquisitions for accounting purposes. Acquisition accounting requires, among other things, that assets acquired and liabilities assumed be recognized at fair value as of the acquisition date. Because acquisition accounting is dependent upon certain valuations and other studies that must be completed as of the acquisition date, at this time there is not sufficient information for a definitive measurement. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying pro forma condensed consolidated financial statements and the combined company’s future results of operations and financial position.

The Acquisitions included in the pro forma condensed consolidated financial statements are accounted for using the accounting guidance for business combinations. Under the acquisition method, the total estimated purchase price is calculated as described in Note 3 to the pro forma condensed consolidated financial statements under the heading “Estimated purchase price and preliminary purchase price allocation.” In accordance with accounting guidance for business combinations, the assets acquired and the liabilities assumed have been measured at fair value. The fair value measurements utilize estimates based on key assumptions of the acquisition, including prior acquisition experience, benchmarking of similar acquisitions and historical and current market data. The pro forma adjustments included herein are likely to be revised as additional information becomes available and as additional analyses are performed. The final purchase price allocation will be determined after the Acquisitions are completed and the final amounts recorded for the Acquisitions may differ materially from the information presented in these pro forma condensed consolidated financial statements.

The pro forma condensed consolidated financial statements do not reflect any cost savings from operating efficiencies or synergies that could result from the Acquisitions.

For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, as reflected in the pro forma condensed consolidated financial statements, we have applied the accounting guidance for fair value measurements, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Note 2. Acquisitions

Subsequent to March 31, 2015, we have completed or expect to complete the Acquisitions described below to expand our initial portfolio. The initial accounting for these business combinations is not complete because the evaluation necessary to assess the fair values of certain net assets acquired is still in process and the Acquisitions have not yet closed, except for the Chint-NSM Transaction and the Hercules Transaction that have already closed. The provisional amounts are subject to revision until the evaluations are completed to the extent that any additional information is obtained about the facts and circumstances that existed as of the acquisition date.

BioTherm Transaction

In April 2015, Global signed agreements to acquire equity interests in the BioTherm projects (70% of Aries, 70% of Konkoonsies and 65% of Klipheuwel), all of which are located in South Africa. These projects have a combined capacity of 32.6 MW based on our ownership percentages. The aggregate consideration paid for ownership in these projects from BioTherm and other minority investors is expected to be approximately $63.4 million, comprised of cash of approximately $55.2 million and 544,057 shares of our Class A common stock with a value of approximately $8.2 million, assuming an initial public offering price of $15.00 per share, which is listed on the cover page of this prospectus. In addition to the foregoing, Global has agreed to pay BioTherm approximately $20.5 million in additional cash consideration for certain rights and services.

Chint-NSM Transaction

On June 9, 2015, Global acquired a 51% equity interest in NSM 24 from a subsidiary of Chint Solar (Zhejiang) Co., Ltd. pursuant to a share purchase agreement executed on May 6, 2015. NSM 24 is an operating solar energy system located in India with a capacity of 23.9 MW. The aggregate consideration paid for the acquisition of this interest was $9.1 million. Concurrently, our Sponsor contributed its equity investment (49% equity interest) in NSM 24 to us, which was revalued to fair value of $8.7 million at the time of the acquisition.

Chint-Soutpan/Witkop Transaction

In April 2015, our Sponsor agreed to acquire an additional 41.3% equity interest in each of Soutpan and Witkop presently owned by a subsidiary of Chint Solar (Zhejiang) Co., Ltd. Soutpan is an operating solar energy system located in South Africa with a capacity of 15.8 MW. Witkop is an operating solar energy system located in South Africa with a net capacity of 16.8 MW. The aggregate consideration expected to be paid for the acquisition of these interests is $38.7 million in cash. Our Sponsor will transfer its resulting aggregate 51% interest in each of Soutpan and Witkop to us as part of the Pending Acquisitions.

Hercules Transaction

On May 14, 2015, Global acquired two wholly owned subsidiaries of Honiton Energy Cayman Limited located in China pursuant to a share purchase agreement. The Hercules Transaction consists of three wind sites with a combined 148.5 MW of capacity. The aggregate consideration paid for the 100% equity interests was $108.8 million in cash.

FERSA Transaction

In May 2015, Global signed an agreement to acquire from FERSA the wind projects Bhakrani, Gadag and Hanumanhatti located in India, representing 101.6 MW of capacity in the aggregate. The aggregate consideration expected to be paid for the 100% equity interests is $33.1 million in cash. This acquisition is expected to close shortly after this offering.

LAP Transaction

In May 2015, our Sponsor agreed to acquire six hydro-electric projects controlled by LAP, which will be transferred to us in connection with this offering or shortly thereafter. The projects are located in Peru, representing capacity of 72.5 MW in the aggregate. The aggregate consideration expected to be paid for the 100% equity interest in the six projects is $103.1 million in cash.

Renova Transaction

In July 2015, Global signed three agreements with Renova to acquire three wind and hydro-electric projects. The projects are located in Brazil and have capacity of 336.2 MW in the aggregate. The aggregate consideration paid for this acquisition is expected to be $413.4 million, comprised of cash of $92.1 million and 21,418,467 shares of Class A common stock of Global with a value of $321.3 million, assuming an initial public offering price of $15.00 per share of Class A common stock, which is set forth on the cover page of this prospectus, and assuming a conversion rate of 0.3187 BRL/USD as of July 15, 2015. The Renova Transaction (except for our ESPRA project) is expected to close concurrently with this offering.

GME Transaction

In June 2015, Global signed an agreement with GME to acquire four wind projects. The projects are located in Honduras, Costa Rica and Nicaragua, representing capacity of 326.0 MW in the aggregate. The aggregate consideration paid for this acquisition is expected to be $326.4 million, comprised of cash of $315.9 million and 701,754 shares of Class A common stock of Global with a value of $10.5 million, assuming an initial public offering price of $15.00 per share of Class A common stock, which is set forth on the cover page of this prospectus. The GME Transaction is expected to close following completion of this offering. We expect the acquisition of an 82.0 MW solar project (Choluteca) and a 50.0 MW wind project (Orosi), which are part of the GME Transaction, will be completed when the projects achieve COD, which is expected to occur in the second half of 2015.

Solarpack Transaction

In April 2015, we signed an agreement for the acquisition from Solarpack Corporación Tecnológica, S.L. of the 26.4 MW capacity Alto Cielo solar project located in Uruguay. The Solarpack Transaction has not been included in these pro forma financial statements as it is not material as compared to our historical combined financial statements. We expect the Solarpack Transaction will be completed when the project achieves COD, which is expected to occur in the second half of 2015.

Note 3. Estimated purchase price and preliminary purchase price allocation

The allocation of the preliminary purchase price to the fair values of assets acquired and liabilities assumed includes pro forma adjustments to reflect the fair values of Acquisition’s assets and liabilities at the acquisition date. The final allocation of the purchase price could differ materially from the preliminary allocation used for the unaudited pro forma condensed consolidated balance sheet primarily because power market prices, interest rates and other valuation variables will fluctuate over time and differ at the time of completion of the acquisition compared to the amounts assumed in the pro forma adjustments. The following is a summary of the preliminary purchase price allocations for the Acquisitions:

(in thousands)	Chint—NSM Transaction	BioTherm Transaction	Chint—Soutpan/Witkop Transaction	FERSA Transaction	Hercules Transaction	LAP Transaction	Renova Transaction	GME Transaction	Total estimated allocation
Property and equipment	$ 37,800	$108,600	$211,400	$68,301	$155,497	$167,200	$726,000	$461,200	$1,935,998
Other assets	9,106	46,060	27,709	9,753	37,344	18,916	80,735	105,766	$335,389
Intangible assets (PPA)	2,878	115,362	106,781	371	—	59,074	18,509	289,756	$592,729

Total assets acquired	49,784	270,022	345,890	78,425	192,841	245,190	825,244	856,722	2,864,116

Debt	24,842	76,135	171,767	40,228	68,871	104,260	391,499	412,643	1,290,245
Other liabilities	7,197	69,733	80,418	5,088	15,171	37,830	20,391	117,636	353,462

Total liabilities assumed	32,039	145,868	252,185	45,316	84,042	142,090	411,890	530,279	1,643,708

Non-controlling interest	—	40,253	45,916	—	—	—	—	—	86,169

Purchase price	$ 17,745	$83,901	$47,789	$33,109	$108,799	$103,100	$413,354	$326,443	$1,134,239

Note 4. Significant accounting policies

Based upon the predecessor’s initial review of the significant accounting policies as disclosed in its predecessor audited combined financial statements included in this registration statement, as well as on preliminary discussions with management of the businesses that have been or will be acquired in the Acquisitions, the pro forma consolidated combined financial statements assume there will be no significant adjustments necessary to conform the accounting policies of the businesses that have been or will be acquired in the Acquisitions to the predecessor’s accounting policies (other than the alignment of depreciable lives of property and equipment to Global’s accounting policies as described in footnote (4) to the unaudited pro forma condensed consolidated statements of operations). Upon completion of the Acquisitions and a more comprehensive comparison and assessment, differences may be identified that would necessitate changes to the future accounting policies of the businesses that have been or will be acquired in the Acquisitions and such changes could result in material differences in future reported results of operations and the financial position for operations of the businesses that have been or will be acquired in the Acquisitions as compared to historically reported amounts.

Exhibit G

Security ownership of certain beneficial owners and management

The following table sets forth the beneficial ownership of:

•	our Class A common stock held by:

•	beneficial owners of 5% or more of our common stock,
•	each of our directors, director nominees and named executive officers, and
•	all of our directors, director nominees and executive officers, as a group; and

•	SunEdison Inc.’s common stock held by:

•	each of our directors, director nominees and named executive officers, and
•	all of our directors, director nominees and executive officers as a group.

The number of shares of our Class A common stock and percentage of combined voting power before and after completion of this offering is presented after giving effect to the Organizational Transactions and are based on the assumptions set forth in “Summary—The offering—Certain assumptions.”

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or has the right to acquire such powers within 60 days. Percentage of voting power is based on 118,597,013 shares of our Class A common stock outstanding as of the date of this prospectus or 314,318,184 shares of SunEdison Inc.’s common stock outstanding as of May 31, 2015, as applicable, plus any shares with respect to which voting or dispositive power may be acquired within 60 days of the date of this prospectus by a stockholder included in the group for which percentage ownership has been calculated. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. The number of shares of Class A common stock held by our executive officers on account of grants of restricted stock will be proportionally increased in the event we increase the number of shares being offered hereby and do not use such net proceeds therefrom to repurchase Class B units (and shares of Class B common stock). The following table does not reflect any shares of our Class A common stock that directors, officers, employees and certain other persons who are associated with us may purchase in this offering through the directed share program described under “Underwriting (conflicts of interest)” elsewhere in this prospectus.

Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o TerraForm Global, Inc., 7550 Wisconsin Avenue, 9th Floor, Bethesda, Maryland 20814. For further information regarding material transactions between us and certain of our stockholders, see “Certain relationships and related party transactions.”

	TerraForma Global, Inc.				SunEdison, Inc.
	Class A common stock		Voting power		(Parent company)
	Before offering	After offering	Before offering	After offering(1)	Common stock	Voting power

5% Stockholders:
SunEdison(2)	60,252,086	60,252,086	99.6%	98.1%
Renova(3)	—	21,418,467	*	*
Entities affiliated with Everstream(4)	7,407,407	7,407,407	*	*

Directors, Director Nominees and Executive Officers:
Ahmad Chatila	—	—	*	*	587,140	*%
Carlos Domenech Zornoza(5)	1,341,368	1,341,368	*	*	512,849	*
Jeremy Avenier	536,547	536,547	*	*	29,000	*
Ismael Guerrero Arias	670,684	670,684	*	*	25,000	*
Yana Kravtsova	357,698	357,698	*	*	20,222	*
Francisco “Pancho” Perez Gundin	536,547	536,547	*	*	257,194	*
Martin Truong	357,698	357,698	*	*	242,185	*
Brian Wuebbels	536,547	536,547	*	*	239,987	*
Hanif “Wally” Dahya	—	—	*	*	—	*
Mark Florian	—	—	*	*	—	*
Mark Lerdal	—	—	*	*	—	*
Steven Tesoriere(6)	—	1,851,852	*	*	6,431,372	2.6%
Directors, director nominees and executive officers as a group (12 persons)	4,337,089	6,188,942	*	*	8,344,949	3.0%

*	Represents less than one percent.

(1)	We intend to use any net proceeds we receive as a result of the underwriters’ option to purchase additional shares of Class A common stock to purchase Class B units (and shares of Class B common stock) held by our Sponsor at a price equal to the initial public offering price less the underwriting discounts and commissions and a pro rata portion of the structuring fee, and immediately cancel such Class B units (and shares of Class B common stock) contemporaneously with Global LLC issuing Class A units to us. SunEdison Holdings Corporation would hold 97.7% of our combined voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock.

(2)	Represents shares of Class A common stock issuable to SunEdison Holdings Corporation, a wholly owned subsidiary of SunEdison, or “SHC.” SHC will not own any shares of Class A common stock immediately following this offering. However, SHC will own 60,252,086 Class B units of Global LLC, which are exchangeable (together with shares of our Class B common stock) for shares of our Class A common stock at any time following this offering. As a result, SHC may be deemed to beneficially own the shares of Class A common stock for which such Class B units are exchangeable. Upon completion of this offering, SHC will own 60,252,086 shares of our Class B common stock, representing all of our outstanding Class B common stock. Each share of our Class B common stock is entitled to 100 votes per share. The Class B common stock held by SHC will represent 98.1% of our combined voting power upon completion of this offering. The principal place of business for SunEdison and SHC is 13736 Riverport Drive, Suite 180, Maryland Heights, Missouri 63043.

(3)	Represents shares of Class A common stock that will be issued to Renova in connection with our completion of the Renova Transaction. Renova is a publicly traded company with its shares listed on the Sao Paulo Stock Exchange, and its address is Rua Barão de Caetité, 393-1° andar Centro, Caetité, Bahia, Brazil.

(4)	Represents 7,407,407 shares of Class A common stock held to be directly by Everstream Energy Capital Management LLC, or “Everstream Capital Management,” and/or one or more investment entities it controls or manages, upon exchange of Class D units issued by Global LLC in the Units Private Placements, assuming an initial public offering price of $15.00 per share, which is listed on the cover of this prospectus. Everstream Capital Management is managed by a board of three managers, including Messrs. Peter Lee and Bruce Pflaum. Everstream Energy Capital Management Incentive Vehicle GP, LLC, or “Everstream Incentive GP,” is the general partner of Everstream Incentive LP. Messrs. Lee and Pflaum are the sole members of Everstream Incentive GP and, as a result, may be deemed to have beneficial ownership over such shares. Messrs. Lee and Pflaum disclaim beneficial ownership of the shares of Class A common stock held directly by Everstream Incentive LP and Everstream Capital Management (or such other affiliated investment entity), except to the extent of their pecuniary interest therein. The principal place of business for these entities and Mr. Pflaum is 420 Miller Avenue, Suite 102, Mill Valley, California 94941, and the principal place of business for Mr. Lee is c/o Everstream Energy Capital Management LLC, 350 State Highway 7, Suite 261, Excelsior, Minnesota 55331.

(5)	Does not include shares of Class A common stock indirectly owned based on Mr. Domenech’s 38.4% limited partnership interest in Everstream Incentive LP, an affiliate of Everstream Capital Management.

(6)	Mr. Tesoriere is a managing principal of Altai Capital Management, L.P. and manager of Altai Capital Management, LLC. In such capacity, Mr. Tesoriere may be deemed to beneficially own the shares held by Altai Capital Terrapin Blocker, LLC. Mr. Tesoriere disclaims beneficial ownership of the securities held by Altai Capital Terrapin Blocker, LLC, except to the extent of his pecuniary interest.

Exhibit H

Participation in this Offering

Our Sponsor has indicated an interest in purchasing up to two million shares of our Class A common stock in this offering at the initial public offering price. However, because an indication of interest is not a binding agreement or commitment to purchase, our Sponsor may elect not to purchase any shares in this offering, and the underwriters may elect to sell more, less or no shares to them in this offering.

Exhibit I

Interest Payment Agreement

Immediately prior to the completion of this offering, Global LLC and Global Operating LLC will enter into the Interest Payment Agreement with our Sponsor and SunEdison Holdings Corporation, pursuant to which our Sponsor will agree to pay an aggregate amount equal to all of the scheduled interest on the Senior Notes until December 31, 2016 and up to an aggregate amount of $40 million in 2017, $30 million in 2018, $20 million in 2019 and $10 million in 2020, plus any interest due on any payment not remitted when due. In addition, our Sponsor will from time to time contribute to us the amounts necessary to make the scheduled principal and interest payments due under our Orosi project’s syndicated credit facilities for the life of such indebtedness (unless earlier repaid by our Sponsor), which as of March 31, 2015 had an aggregate amount outstanding of $78.3 million. Our Sponsor will not be obligated to pay any amounts due under the Senior Notes in connection with an acceleration of the payment of the principal amount of such indebtedness. Global LLC will be entitled to set off any amounts owing by SunEdison pursuant to the Interest Payment Agreement against any and all sums owed by Global LLC to SunEdison under the distribution provisions of the amended and restated operating agreement of Global LLC, and Global LLC may pay such amounts to Global Operating LLC.

The Interest Payment Agreement terminates upon payment by SunEdison of all amounts owing thereunder. It may, however, be terminated prior to that by mutual written agreement of our Sponsor and Global Operating LLC and will automatically terminate upon the repayment in full of the outstanding principal amount of the Senior Notes or a change of control of us, Global LLC or Global Operating LLC. The agreement may also be terminated at the election of our Sponsor, Global LLC or Global Operating LLC if any of them experiences certain events relating to bankruptcy or insolvency. Any decision by Global LLC or Global Operating LLC to terminate the Interest Payment Agreement must have the prior approval of a majority of the members of our Corporate Governance and Conflicts Committee.

Exhibit J

Brazil

The National Electric Energy Agency, or the “ANEEL,” and the Energy Research Company are the predominant regulatory bodies governing electric energy distribution in Brazil. These governmental agencies are responsible for enacting rules and regulations related to, among others, granting licenses to enter the electricity generation market, setting tariff rates, regulating the auction process used to award energy production contracts and establishing the incentive structure for producers of renewable energy.

The electricity sector in Brazil is divided into two markets: (i) the regulated market where electric energy is supplied at rates and tariffs resulting from auctions to sell electric energy to distribution companies, and (ii) the free market, in which any supplier (generators, distributors, self-producers, independent producers, traders of energy, etc.) can directly sell energy to consumers at market rates with the prior approval of the ANEEL.

With respect to the regulated market, the ANEEL established an auction system for awarding contracts for the production of renewable energy. Domestic and foreign companies (solely or in consortium), private equity funds and special purpose vehicles are eligible to bid at auction. In case of a consortium, the consortium parties are jointly liable for all obligations arising from the auction rules and the resulting PPA. If a foreign company prevails at auction, it must incorporate a Brazilian company to enter into the PPA. Bidders are required to deposit a bid bond equal to 1% of the project estimated cost, which must be declared by the bidder and approved by the ANEEL beforehand. This bond is returned after the contract is signed if the bidder wins the auction; otherwise, it is returned immediately following the auction. Auction winners also need to deposit a project performance bond equal to 5% of the investment cost that is released after certain project milestones are completed.

Several penalties are applicable in the event of delay in achieving certain milestones set in the PPA contract and in the ANEEL authorization. Among other default events, the ANEEL has the right to terminate the contract if a delay in achieving milestones exceeds one year.

Brazilian law does not restrict the foreign ownership of electricity generating companies, but a company participating in the electric energy sector must be incorporated under Brazilian law.

Brazil

The main incentives available to encourage the use of renewable energy in Brazil include: (i) tax benefits; (ii) discounted transmission and distribution tariffs; (iii) special public funding provided by the National Bank for Economic and Social Development, or the “NBESD”; and (iv) research and development investment.

Tax benefits. Renewable energy projects may benefit from an exemption of monthly federal income taxes and may also be eligible for the exemption of certain import taxes. For example, the purchase of items needed for the construction of the wind and solar plants are exempted from certain import and value added taxes. Hydro-electric power generators benefit from a special regime for the development of infrastructure, which reduces the Brazilian taxes levied on revenues to a rate of zero if a certain percentage of local product and construction materials are utilized.

Discount on transmission and distribution tariffs. Solar plants injecting up to 30 MW into the grid that start commercial operation prior to December 31, 2017 benefit from an 80% discount on transmission and distribution tariffs for the first ten years of operation and 50% thereafter. Wind and hydro-electric plants injecting up to 30 MW into the grid are also eligible for similar discounts.

Special public funding. Subject to certain limitations, the NBESD may finance up to 80% of all renewable energy project investments at reduced rates. Repayment of such loans may only commence once construction of the energy plant has finished and the plant is operative. The NBESD also provides special public funding for manufacturers willing to commence local productions of the supply chain in connection with the renewable energy industry.

Research and development Investment. All generators, except hydro-electric generators with installed capacity under 30 MW, biomass generators, solar generators and wind energy generators, must invest at least 1% of their net revenue in research and development projects.

Exhibit K

Compensation of our directors

The officers of SunEdison who also serve as our directors will not receive additional compensation for their service as one of our directors. Two of our directors and one of our director nominees, Messrs. Wuebbels, Truong and Perez Gundin, each in their capacity as an officer of our Sponsor, received equity incentive awards in the form of restricted shares under the 2014 Incentive Plan equal to an economic interest in Global LLC of 0.300%, 0.200% and 0.300%, respectively, following the conversion of the restricted shares into Class A common stock in connection with the completion of this offering. Assuming the initial offering price of $15.00 per share set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and the structuring fee, Messrs. Wuebbels, Truong and Perez Gundin will hold 536,547, 357,698 and 536,547 shares of Class A common stock of Global, respectively. Our directors who are not officers or employees of SunEdison will receive compensation as “non-employee directors” as set by our board of directors.

Following the completion of this offering, our directors who are not employees of us or our Sponsor will receive the following fees for their service on our board of directors and its committees:

•	$50,000 annual board of directors cash retainer;

•	$20,000 additional cash retainer for the chairman of the Audit Committee and $7,500 additional cash retainer for each member of the Audit Committee; and

•

$12,500 additional cash retainer for the chairman of the Corporate Governance and Conflicts Committee and $5,000 additional cash retainer for each member of the Corporate Governance and Conflicts Committee.

In addition, following the completion of this offering, we expect that our directors who are not employees of us or our Sponsor will be awarded restricted stock units, or “RSUs,” for shares of common stock on an annual basis (as of the date of the annual stockholder meeting each year) in connection with their board service. Each year, RSUs are to be awarded in an amount such that the number of underlying shares of common stock has a total value of $150,000 on the date the award is granted (rounded to the nearest 100 shares), which vest on the first anniversary of the grant date. For newly elected or appointed outside directors that become directors on a date other than the date of the annual stockholder meeting, such directors would receive RSUs for a pro rata portion of the $150,000 total value.

Each member of our board of directors will be indemnified for their actions associated with being a director to the fullest extent permitted under Delaware law.